UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 3, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

This Form 6-K consists of the amended and restated Organization Regulations of UBS AG, which appear immediately following this page.

Valid as of 1 January 2013

The Organization

Regulations of UBS AG

Annex A – Organizational chart of UBS AG
Annex B – Responsibilities and authorities
Annex C – Charter for the Committees of the Board of Directors of UBS AG
Annex D – Role profiles and role expectations

Contents

3	Abbreviations and defined terms

5	Preamble by the Chairman

	Introduction
6	1	Basis and purpose
6	2	Organization of UBS

	Board of Directors
7	3	Board membership
7	4	Constitution
7	5	Responsibilities and authorities
8	6	Meetings
9	7	Resolutions
10	8	Information rights
10	9	Board self-assessment
10	10	Chairman
11	11	Vice Chairmen and Senior Independent Director
11	12	Company Secretary
11	13	Board Committees

	Management
12	14	Delegation
12	15	Group Executive Board
13	16	Group Chief Executive Officer
14	17	Group Chief Financial Officer
14	18	Group Chief Operating Officer
15	19	Group Chief Risk Officer
15	20	Group General Counsel
15	21	Group Regional CEOs and Divisional / CC CEOs

	Group Internal Audit
17	22	Scope, responsibilities, authorities and reporting
17	23	Organization

	Special provisions
18	24	Authority to sign
18	25	Form of signature
18	26	Conduct of Board members and Executives
19	27	Entry into force, amendments

	Annexes
21	A – Organizational chart of UBS AG
22	B – Responsibilities and authorities
32	C – Charter for the Committees of the Board of Directors of UBS AG
46	D – Role profiles and role expectations

These Organization Regulations, which define, along with its annexes, how the Board of Directors of UBS AG is organized and fulfills its duties, also constitute the Corporate Governance Guidelines required by the New York Stock Exchange.

The Board of Directors of UBS AG approved the Organization Regulations on 6 December 2012.

Abbreviations and defined terms

All references to functions in these Organization Regulations apply to both male and female persons. The following defined terms are used herein:

AC	Audit Committee
Affiliated person	Person who directly or indirectly through one or more intermediaries controls or is controlled by or is under common control of UBS
Agenda	Agenda with matters to be dealt with at a Board, Committee or GEB meeting
AGM	Annual General Meeting of the shareholders
Annexes	Annexes to these ORs
AoA	Articles of Association of UBS
BDs	Business divisions, organizational units of the business, including (i) Wealth Management, (ii) Wealth Management Americas, (iii) the Investment Bank, (iv) Global Asset Management and (v) Retail & Corporate
Board / BoD	Board of Directors of UBS
Business regulations	(i) Regulations issued by the BDs or the CC and approved by the GEB and (ii) regulations – if any – issued directly by the GEB, organizing the business within the authorities and responsibilities either allocated to the GEB or (subject to mandatory provisions of Swiss law that are not allocated by the AoA and these ORs) to any other person or body
CC	Corporate Center, organizational unit which comprises the functions headed by the Group COO, the Group CFO, the Group CRO and the Group GC
CC CEO	CC CEO is the head of the CC, and his responsibilities and authorities are set out in sections 21.3 and 21.4 and in the CC business regulations
CD	Certificates of deposit
Chairman	The Board member who is appointed by the Board to be Chairman
Chairpersons	The Board members who chair over the Board Committees
Circular resolution	Resolution in writing, made pursuant to the rules set out in section 7.4
CO	Swiss Code of Obligations
Code of Business Conduct and Ethics	Code of Business Conduct and Ethics of UBS
Committees	Committees of the Board as set out in section 2.1 (see also AC, CRC, GNC, HRCC and RC)
Committees charter	Annex C of the ORs which sets out the objectives, composition and responsibilities of the Committees
Company Secretary	Secretary of the Board
Conflict of interest	Any personal interest, or the interest of a closely related person or company, that a Board member or Executive might have in a particular matter which does or might be regarded to conflict with the interests of the UBS Group
Corporate bodies	The Board and bodies of UBS exercising delegated Board functions, such as all Board Commit tees, the GEB, committees established by the GEB, Group IA or other bodies mentioned herein
CP	Commercial paper
CRC	Corporate Responsibility Committee
D	Director
Divisional CEOs	Divisional CEOs are the heads of the respective BD, and their responsibilities and authorities are set out in sections 21.3 and 21.4 and in the respective business regulations
ED	Executive Director
EGM	Extraordinary General Meeting of the shareholders
Executive / Executives	Any or all GEB member(s) and GMD(s)
External auditors	External auditors of UBS
Financial statements	Quarterly and annual financial statements including, among others, the disclosure under “Management’s Discussion and Analysis” and the 6K Report to the Securities and Exchange Commission and any formal announcements relating to the UBS Group’s performance
FINMA	Swiss Financial Market Supervisory Authority
GEB	Group Executive Board
GMD	Group Managing Director, including (ex officio) the Company Secretary and the Head Group IA
GNC	Governance and Nominating Committee

Abbreviations and defined terms

Group ALCO

Group Asset and Liability Management Committee, established by the GEB pursuant to section 14.2. It promotes the usage of the UBS Group’s assets and liabilities in line with the UBS Group strategy, regulatory commitments and interests of shareholders and other stakeholders

Group CEO	Group Chief Executive Officer
Group CFO	Group Chief Financial Officer
Group COO	Group Chief Operating Officer
Group CRO	Group Chief Risk Officer
Group Functional Heads	Group CFO, Group COO, Group CRO and Group GC
Group GC	Group General Counsel
Group Head HR	Group Head Human Resources
Group IA	Group Internal Audit
Group Regional CEOs	Group Regional Chief Executive Officers
HR	Human Resources
HRCC	Human Resources and Compensation Committee
LSC	Legal Structure Committee
MD	Managing Director
Minutes	Minutes of a Board meeting as further defined in section 6.9 or minutes of a Committee meeting or of a GEB meeting
ORs	Organization Regulations of UBS including the annexes, which are an integral part of these
RC	Risk Committee
Risk Authorities	Sets out the general principles of risk management and control
Shareholders	Shareholders of UBS
SID	The Board member who is appointed by the Board to be Senior Independent Director
SPE	Special Purpose Entity
Stakeholders	Persons, groups or organizations that have a direct or indirect stake in UBS or the UBS Group and may, as a result, affect or be affected by UBS’s or the UBS Group’s actions, objectives and policies
Subsidiaries	Entities which are controlled by UBS and are consolidated for the purpose of UBS’s Group accounts
Treasury	The treasury function of UBS, which is responsible for the efficient management of UBS’s financial resources, including balance sheet and capital management, interest rate and currency management, liquidity and funding management
UBS	UBS AG
UBS Entities	All entities (which are either wholly or majority, directly or indirectly owned or otherwise controlled by UBS, which are intended to be held indefinitely), through which UBS conducts its banking and finance business (including insurance), or which provide services in support of such banking and finance business; the definition of UBS Entities includes real estate companies owning the premises on which such banking and finance business is conducted
UBS Group	UBS and its subsidiaries
Vice Chairmen	The Board members who are appointed by the Board to be Vice Chairmen

Preamble by the Chairman

UBS draws on its 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Strong values are at the heart of UBS’s culture. UBS and its employees apply the highest standards of business ethics and personal integrity to all of their business dealings and interactions.

Our shareholders, employees, clients and other interest groups hold high expectations of how we should conduct our business. Good governance policies and processes are in their interest as well as that of the UBS Group. Accordingly, the Organization Regulations and its annexes provide the basis for establishing an effective and efficient corporate governance structure for the UBS Group.

The Organization Regulations and its annexes have been approved by the Board of Directors upon proposal by its Governance and Nominating Committee. They comply with all relevant corporate governance requirements but are not intended in any way to be a substitute for the mandatory provisions of the laws, rules and regulations applicable to the UBS Group.

In the interest of transparency, the Organization Regulations and its annexes are published on our website.
Axel A. Weber

Introduction

1	Basis and purpose

1.1	These ORs are enacted by the Board pursuant to article 716b of the CO and articles 24 and 26 of the AoA.	Basis

1.2	The purpose of these ORs is:	Purpose
(i) to implement and supplement requirements contained:
(a) in applicable laws;
(b) in regulatory and stock exchange rules; and
(c) in the AoA; and
(ii) to define the functions, responsibilities and authorities of UBS’s corporate bodies and Executives, in each case with regard to applicable codes of best practice.

2	Organization of UBS

2.1	UBS and its business are organized as follows:	Organization in general
(i)

The Board, under the leadership of the Chairman, decides on the strategy of the UBS Group upon recommendation of the Group CEO, exercises the ultimate supervision over management, appoints and removes GEB members, and performs the other duties described herein.

(ii)

As provided by mandatory law, rules and regulations, the AoA or these ORs, the management of the UBS Group is delegated to the GEB under the leadership of the Group CEO. In addition, the GEB includes the Group CFO, the Group COO, the Group CRO, the Group GC (see sections 17 to 20), the Group Regional CEOs and the Divisional / CC CEOs (see section 21) and such further GEB members as proposed by the Group CEO and appointed by the Board.

(iii) The following Committees (as described herein and in Annex C) assist the Board in the performance of its responsibilities:
(a) the Audit Committee;
(b) the Corporate Responsibility Committee;
(c) the Governance and Nominating Committee;
(d) the Human Resources and Compensation Committee; and
(e) the Risk Committee.

2.2

The organizational chart of UBS is shown in Annex A. The responsibilities and authorities of the corporate bodies and the Executives are set out in Annex B. Annex C sets out the objectives, composition, responsibilities and authorities of the Committees, and Annex D describes the role profiles of Board and Committee members.

Structure of the ORs

2.3

UBS fulfills strategic, financial and management functions not only for itself, but also with respect to the UBS Group. Notwithstanding this, the legal independence of all subsidiaries and the provisions of applicable local laws, rules and regulations relating to them must be observed to the extent legally required.

UBS Group

2.4

The business is organized in BDs, the CC and other structures as the Group CEO, and the GEB under the Group CEO’s leadership, consider appropriate for the effective management of the business. This organization must be detailed in the business regulations. Each subsidiary is allocated to a single BD or the CC and has its own constitutional documents, which must be in line with applicable local laws, rules and regulations.

Organization of the business

Board of Directors

3	Board membership

3.1

The Board proposes such persons who have been recommended by the GNC after consultation with the Chairman for election by the shareholders. In making such recommendations, the GNC and the Board must take into consideration the criteria set out in Annex D and the need for appointments to the Committees in accordance with Annex C.

Election proposal

3.2

The Board’s proposal for election must be such that three-quarters of the Board members will be independent. For this purpose, independence is determined in accordance with (a) the FINMA circular 08 / 24 “Supervision and Internal Control,” (b) the New York Stock Exchange rules and (c) the rules and regulations of other securities exchanges on which UBS shares are listed, if any, applying the strictest standard. There must, further-more, be a sufficient number of Board members who meet the independence criteria for the Committee members set out in section 2 of Annex C. The Chairman does not need to be independent.

Independence of Board members

3.3	Each Board member must notify the Chairman and the GNC immediately if his circumstances change in a manner that may affect his independence.	Notification duty

4	Constitution

4.1	The Board consists of six to 12 Board members as per article 18 of the AoA.	Number of members

4.2

The term of office for each Board member is one year pursuant to article 19 (1) of the AoA. Subject to election by shareholders, Board members are normally expected to serve for a minimum of three years. No Board member can serve for more than 10 consecutive terms of office or continue to serve beyond the AGM held in the calendar year following his 70th birthday; in exceptional circumstances the Board can extend both of these limits.

Term of office

4.3

The Board constitutes itself at its first meeting following the AGM. In this meeting the Chairman, the Vice Chairmen, the SID, the Committee Chairpersons and the Committee members are appointed among and by the Board members. The Board may remove these Board members from their special functions at any time.

Constitutional meeting

5	Responsibilities and authorities

5.1

The Board has the responsibilities and authorities set out herein, in particular in Annex B and Annex D. Mandatory provisions of applicable laws, rules and regulations or rules contained in the AoA override the ORs.

In general

5.2	The Board is responsible for the overall direction, supervision and control of the UBS Group and its management as well as for supervising compliance with applicable laws, rules and regulations.	Supervision

5.3

The Board has ultimate responsibility for the success of the UBS Group and for delivering sustainable shareholder value within a framework of prudent and effective controls. It decides on the UBS Group’s strategic aims and the necessary financial and human resources upon recommendation of the Group CEO and sets the UBS Group’s values and standards to ensure that its obligations to its shareholders and others are met.

Ultimate responsibility

Board of Directors

5.4	The Board’s ultimate responsibility for strategy and financial success includes in particular:		Strategy and financial
	(i)	deciding on the business strategy of the UBS Group upon recommendation of the Group CEO, taking into account the proposals and alternatives presented by the GEB;	success
	(ii)	approving the risk capacities and appetite of the UBS Group, taking into account the proposals and alternatives suggested by the RC (see Annex B section 8);
	(iii)	approving the financial objectives and approving, via the financial planning process, the necessary means to achieve these objectives, including approving a capital allocation framework;
(iv)

deciding on whether the UBS Group should enter substantial new business areas or exit an existing business area, in cases where the entry or exit is not covered by the current approved strategic framework;

	(v)	approving major acquisitions, mergers, disposals or capital expenditure; and
	(vi)	approving all matters and business decisions where such decisions exceed the authority delegated by the Board to the Committees, the GEB or the Group CEO.

5.5	With respect to the ultimate responsibility for finance, the Board has in particular the following duties:		Finance
	(i)	approving the applicable accounting standards, financial and risk control frame-works and approving significant changes to them;
	(ii)	annually reviewing and approving the financial business plan; and
(iii)

reviewing and approving the annual financial statements of UBS (Parent Bank) and the quarterly and annual financial statements as well as the annual report of the UBS Group prior to its submission to the AGM.

5.6	With respect to the organization of the business, the Board is in particular responsible for:		Organization
	(i)	approving and regularly reviewing the governance principles, internal regulations and policies and the management structures as set out herein;
	(ii)	regulating and supervising the internal control;
	(iii)	approving the charter for Group IA;
	(iv)	appointing and removing GEB members, the Company Secretary and the Head Group IA and reviewing their performance and planning succession; and
	(v)	approving the compensation and benefits principles of the UBS Group.

5.7	The Board has a duty to convene AGMs and EGMs and to decide on proposals to be made to the shareholders as well as a duty to implement resolutions adopted by the shareholders.		Meetings of shareholders

5.8	In case of financial difficulties or insufficient equity, the Board must undertake all steps required by Swiss banking law.		Loss of equity

5.9	The Board makes the legally required decisions in connection with increasing or reducing the share capital of UBS.		Share capital

5.10	The Board may delegate within the limits of mandatory law and the AoA certain parts of its responsibilities and authorities to the Committees, to single Board members and to the GEB.		Delegation

5.11	The Board and the Committees may, in performing their duties, take advice from third parties.		Advice from third parties

6	Meetings

6.1	The Board meets as often as business requires, and at least six times a year.		Number of meetings

6.2

Board meetings are convened by the Chairman. Upon written request of any Board member or the Group CEO addressed to the Chairman, he can convene an extraordinary Board meeting in accordance with sections 6.3 and 6.4.

Convening meetings

6.3	The Chairman or, if he is absent, one of the Vice Chairmen invites the Board members to the Board meetings.		Invitation

6.4

The invitation contains the agenda and must be sent to Board members and other attendees at least five business days prior to the date of the Board meeting together with all necessary supporting material. In time-critical cases (as determined by the Chairman at his discretion), a Board meeting may be held on shorter notice.

Agenda and notice period

6.5

Board meetings are chaired by the Chairman or, in his absence, by one of the Vice Chairmen or, in their absence, by the SID or, in his absence, by another Board member selected by the Board members present. Section 6.6 (ii) is reserved.

Chair

6.6	The Board may hold Board meetings as determined by the Chairman:		Attendees
	(i)	with or without the participation of the Group CEO and all or some of the other GEB members;
	(ii)	without the participation of the Chairman, such Board meetings being called and chaired by the SID; and
	(iii)	with the participation of other persons, who are invited to attend.

6.7	The SID organizes and leads, at least twice a year, a meeting of the independent Board members.		Meetings of independent Board members

6.8	Board meetings may be held in person, by telephone or video conference.		Meeting format

6.9

The minutes contain all Board resolutions made and reflect in a general manner the considerations which led to the decisions made. Dissenting opinions of and votes cast by Board members must also be reflected in the minutes.

Minutes of Board meetings

6.10

The minutes must be signed by the Chairman or the Chairperson and the Company Secretary and must be made available for review and approval prior to the next Board meeting. Board members are entitled to examine the minutes of any Board meeting at any time.

Form of minutes, inspection rights

7	Resolutions

7.1

Subject to section 7.2, the presence in person or by telephone or video conference of the Chairman, one of the Vice Chairmen or the SID as well as the majority of the Board members is required to pass valid Board resolutions. If this quorum is not present, the Chairman or the Chairperson can seek a circular resolution of the Board (see section 7.4). No such quorum is required for decisions confirming and amending resolutions relating to capital increases (article 22 (2) of the AoA).

Quorum of attendance

7.2	Board resolutions are passed by an absolute majority of the votes cast; in case of a tie, the Chairman’s vote is decisive (article 22 (1) of the AoA).		Quorum of resolutions, decisive vote

7.3

If time-critical matters arise after a Board meeting has already been convened, such matters may be discussed at the Board meeting and Board resolutions made if a majority of all Board members present agree.

Resolutions on items not on agenda

7.4

In time-critical cases, Board resolutions may be passed in writing (including by e-mail or facsimile). A proposal for a circular resolution must be communicated to all Board members and is only deemed to have passed if:

Resolutions by circular letter
	(i)	more than two-thirds of all Board members cast a vote or give written notice that they abstain;
	(ii)	an absolute majority of all Board members casting a vote approve the proposed resolution; and
	(iii)	no Board member requests a Board meeting in relation to the subject matter of the proposed Board resolution within three business days of receiving notice of the proposal.

Board of Directors

7.5

A circular resolution is as binding as a Board resolution adopted at a Board meeting and must be recorded under a separate heading in the Board minutes prepared pursuant to sections 6.9 and 6.10 for the next Board meeting.

Effect of circular resolutions

8	Information rights

8.1	Board members have access to all information concerning the business and the affairs of the UBS Group as may be necessary or helpful for them to fulfill their duties as Board members.	Right of information

8.2

At Board meetings, any Board member is entitled to request information on any matter relating to the UBS Group regardless of the agenda, and the Board or GEB members present must provide such information to the best of their knowledge.

Request for information during Board meetings

8.3

Should a Board member require information or wish to review documents outside a Board meeting, he must address his request – routed through the Company Secretary – to the Chairman. Should a Committee Chairperson require information or wish to review documents outside a Committee meeting, he can, within the range of responsibilities of his Committee, address his request to a member of the GEB directly, to Group IA or external auditors. The Chairman and the Group CEO must be informed accordingly.

Request for information outside of Board meetings

9	Board self-assessment

9.1

At least annually, the Board reviews, on the basis of an assessment conducted by the GNC, its own performance, as well as the performance of each of the Committees. Such a review seeks to determine whether the Board and the Committees function effectively and efficiently.

Board self-assessment

9.2

The GNC also arranges a performance evaluation for the Chairman. In light of the annual performance evaluation, the Board must consider whether any changes should be made to the membership of the Board or Committees.

Performance evaluation

10	Chairman

10.1	The Board appoints the Chairman.	Appointment

10.2	The Chairman coordinates the tasks within the Board and, in particular, calls Board meetings and sets their agenda.	In general

10.3	The Chairman presides over the AGMs and EGMs.	Shareholders’ meetings

10.4

The Chairman coordinates, together with the Committees’ Chairpersons, the work of all Committees. Generally, he or one of the Vice Chairmen chairs the GNC and may attend the meetings of other Committees in consultation with the relevant Committee Chairperson.

Coordination of Committee work and Chairman’s attendance

10.5

The Chairman, together with the Group CEO, is responsible for ensuring effective communication with shareholders and stakeholders, including government officials, regulators and public organizations. He is the primary representative of the Board and, together with the Group CEO, of the UBS Group with the media. Other Board members may only discuss UBS Group matters with the media with the approval of the Chairman. The SID ensures communication with those shareholders who wish to conduct discussions with an independent Board member.

External communication

10.6

The Chairman establishes and keeps close working relationships with the Group CEO and the other GEB members, providing advice and support to them while respecting the fact that day-to-day management responsibility is delegated to the GEB under these ORs. He also facilitates a constructive relationship between the Board and the Group CEO and other GEB members.

Relationship with Board and GEB

10.7	Full details of the responsibilities and authorities delegated to the Chairman are set out in Annex B and in Annex D.	Further duties

11	Vice Chairmen and Senior Independent Director

11.1	The Board appoints one or more Vice Chairmen and a SID. If the Board appoints more than one Vice Chairman, one of them must be independent.	Appointment

11.2

Full details of the responsibilities and authorities delegated to the Vice Chairmen and the SID are set out in Annex B and Annex D. Further responsibilities and authorities of the SID follow from sections 6.7, 10.5 and 15.8.

Responsibilities and authorities

12	Company Secretary

12.1	In the constitutional meeting of the Board, the Board appoints a Company Secretary who acts as secretary to the Board and its Committees.	Appointment and function

12.2

The Company Secretary keeps the Board minutes and the Committees’ minutes and assists the Board, the Chairman, the Vice Chairmen, the SID and the Committees in coordinating and fulfilling their duties and assignments.

Responsibilities and authorities

12.3	The Company Secretary manages the staff supporting the Board and reports to the Chairman.	Staff and reporting

12.4	The Company Secretary is responsible for keeping UBS’s official documents including their certification.	Official documents

13	Board Committees

13.1	The Board appoints the Committee members and the respective Committee Chairpersons.	Appointment

13.2	Based on articles 24 and 26 of the AoA, the Board delegates certain responsibilities and authorities to the Committees pursuant to Annex B and Annex C.	Responsibilities and authorities

Management

14	Delegation

14.1	The Board delegates the management of the business as set out in section 2.1 (ii).	Delegation of management

14.2

Pursuant to section 2.4, the Group CEO and, under the Group CEO’s leadership, the GEB may in turn further delegate certain responsibilities and authorities to other Executives and committees and may empower them to further delegate their responsibilities and authorities to other Executives and committees of the UBS Group. Each such delegation must be in writing, and clear rules on responsibilities, authorities and accountabilities must be established. The specific responsibilities and authorities delegated by the GEB to a committee of the GEB will be set forth in a resolution adopted or a charter approved by the GEB.

Further delegation by the GEB

14.3	The GEB will establish arrangements to ensure that decisions are made in a time-critical business matter, should the responsible Executive be unable to act.	Time-critical matters

15	Group Executive Board

15.1	All GEB members (with the exception of the Group CEO) are proposed by the Group CEO. The appointments are made by the Board.	Appointment

15.2

Under the leadership of the Group CEO, the GEB (except for management responsibility delegated herein or in Annex B to the Group Regional CEOs and the Divisional/CC CEOs) has executive management responsibility for the UBS Group and its business. It assumes overall responsibility for the development of the UBS Group and BD strategies and the implementation of approved strategies.

Responsibilities and authorities

15.3

The GEB constitutes itself as the risk council of the UBS Group. In this function, the GEB has overall responsibility for establishing and supervising the implementation of risk management and control principles, for approving the major risk policies as proposed primarily by the Group CRO, as well as for controlling the risk profile of the UBS Group as a whole as determined by the Board and the RC.

GEB as risk council

15.4	Under the leadership of the Group CEO, the GEB prepares in its competence area (see sections 15.2 and 15.5) proposals for approval by the Board and supports the Board in its decision-making process.	Preparation of Board decisions

15.5

The GEB is furthermore responsible for all management matters not reserved under the AoA or the ORs to any other person or body. The GEB may delegate such matters, either by issuing its own business regulations or by approving business regulations issued by the BDs or the CC. Details of the responsibilities and authorities delegated to the GEB are set out in Annex B and are based on article 30 of the AoA.

Further duties

15.6

Generally, the GEB meets at least once every month or as appropriate (sections 6.3, 6.4, 6.5 and 6.8 apply mutatis mutandis to such meetings). Extraordinary GEB meetings will be called by the Group CEO as required or held at the request of one GEB member (section 6.2 applies mutatis mutandis to the calling of such extraordinary meetings).

Meetings

15.7	A majority of GEB members are required to be present at a GEB meeting either in person or by telephone or video conference, in order to form the necessary quorum.	Quorum

15.8

The resolutions of the GEB are made by the majority of the GEB members present. The Group CEO has the power to overrule any GEB resolution. If the Group CEO exercises this power, he must inform the Chairman and the SID immediately.

Resolutions

15.9

Minutes are taken of all GEB meetings. They contain all resolutions made by the GEB. The minutes are sent to all GEB members and to the Chairman. Board members may inspect the GEB minutes in accordance with section 8.

Minutes

15.10	With respect to circular resolutions of the GEB, sections 7.4 and 7.5 apply mutatis mutandis.	Circular resolutions

15.11

In time-critical matters, and if it is not feasible to convene a telephone or video conference or to proceed by circular resolution within the time available, the Group CEO may, together with two other GEB members of his choice, make decisions, which have the effect of GEB resolutions. Non-reachable GEB members must be informed as soon as possible.

Time-critical matters

15.12

At least annually, the Group CEO reviews, on the basis of an assessment, the performance of the GEB. Such a review seeks to determine whether the GEB functions effectively and efficiently. In light of the annual performance evaluation, the Group CEO must consider whether any changes should be made to the composition of the GEB.

Assessment

16	Group Chief Executive Officer

16.1	The Group CEO is appointed by the Board upon proposal of the Chairman and the GNC.	Appointment

16.2

The Group CEO is the highest executive officer of the UBS Group and has responsibility and accountability for the management and performance of the UBS Group. The Group CEO nominates a deputy CEO from within the GEB who is confirmed by the Board. The deputy CEO shall temporarily exercise all responsibilities and authorities if the Group CEO should be incapacitated or unavailable to exercise his function as Group CEO.

Function, substitution

16.3

The Group CEO sets the business and corporate agenda, ensures high-quality and timely decision-making and controls the implementation of decisions made. He is responsible for the GEB fulfilling its tasks and assuming its responsibilities. The Group CEO ensures alignment of the individual GEB members to the business and corporate agenda. He supports and advises leaders of all organizational units as established in the business regulations and fosters an integrated entrepreneurial leadership spirit across the UBS Group. The Group CEO assumes a leading role in preparing the Board’s consideration of UBS’s strategy, risk and compensation principles. He is responsible for planning succession at GEB level. Together with the Chairman, he has the responsibility for UBS’s reputation. He represents UBS, in coordination with the Chairman, in contacts with important investors, clients and other stakeholders, as well as to the general public (see also section 10.5).

Main responsibilities and authorities

16.4

The Group CEO has an all-encompassing right to information about and examination of all matters handled in the business. He has the power to overrule any decisions made by any management body, including any resolution by the GEB (see section 15.8).

Right to overrule decisions

16.5	Further details of the responsibilities and authorities delegated to the Group CEO are set out in Annex B.	Further duties

Management

16.6

The Group CEO ensures that the Chairman and the Board are kept informed in a timely and appropriate manner. The Group CEO (either personally or through any other GEB member) regularly informs the Board on the current business development and on important business issues, including all matters falling within the duties and responsibilities of the Board. Such reports must cover:

Reporting to the Board
(i)

the current business developments including:

(a)    key performance indicators on the core business of the UBS Group;

(b)    existing and emerging risks; and

(c)    updates on developments in important markets and on peers;

(ii) within an appropriate time, quarterly and monthly reports on the profit and loss situation, cash flow and balance sheet development, investments, personnel and other pertinent data of the UBS Group; and
(iii) information on all issues which may affect the supervisory or control function of the Board.

17	Group Chief Financial Officer

17.1

The Group CFO is responsible for transparency in, and assessment of, the financial performance of the UBS Group and the BDs, for the UBS Group’s financial-reporting, forecasting, planning and controlling processes and for providing advice on financial aspects of strategic projects and transactions. The Group CFO has management responsibility over the divisional and the UBS Group financial control functions. The Group CFO is responsible for the management and control of UBS’s tax affairs and for treasury and capital management, including management and control of funding and liquidity risk and UBS’s regulatory capital ratios. After consultation with the AC, he makes proposals to the Board regarding the standards for accounting adopted by UBS and defines the standards for financial reporting and disclosure. Together with the Group CEO, he provides external certifications under sections 302 and 404 of the Sarbanes-Oxley Act 2002, and in coordination with the Group CEO manages relations with analysts and investors.

Responsibilities and authorities

17.2	The Group CFO coordinates, under the supervision of the AC, the working relationships with the external auditors.	External auditors

17.3	Further details of the responsibilities and authorities delegated to the Group CFO are set out in Annex B and in the CC business regulations.	Further duties

17.4	The Group CFO reports to the Group CEO and has an obligation to advise the Chairman as well as the AC or RC on significant issues arising in the field of his responsibilities.	Reporting

18	Group Chief Operating Officer

18.1

The Group COO is responsible for the management and performance of the infrastructure and service functions for the UBS Group. He has responsibility for the management and control of Group Technology, Group Operations, Supply and Demand Management, Corporate Real Estate and Administrative Services, Human Resources, Corporate Development, Group Regulatory Relations and Strategic Initiatives, Communications and Branding as well as for the Security and Offshoring Service Centers of UBS. The Group COO supports the Group CEO in strategy development and key strategic topics.

Responsibilities and authorities

18.2	Further details of the responsibilities and authorities delegated to the Group COO as well as his additional executive authorities are set out in Annex B and in the CC business regulations.	Further duties

18.3	The Group COO reports to the Group CEO and has an obligation to advise the Chairman on significant issues arising in the field of his responsibilities.	Reporting

19	Group Chief Risk Officer

19.1

The Group CRO is responsible for the development and implementation of principles and appropriate independent control frameworks for credit, market, country and operational risks within the UBS Group. He is, in particular, responsible for the formulation and implementation of the frameworks for risk capacity/appetite, risk measurement, portfolio controls and risk reporting. He has management responsibility over the divisional and Group risk control functions. The Group CRO assumes responsibility for the implementation of the risk control mechanisms as determined by the Board, the RC or the Group CEO. He approves transactions, positions, exposures, portfolio limits and provisions in accordance with the risk control authorities delegated to him, and monitors and challenges the bank’s risk-taking activities.

Responsibilities and authorities

19.2	Further details of the responsibilities and authorities delegated to the Group CRO are set out in Annex B, the Risk Authorities and in the CC business regulations.	Further duties

19.3	The Group CRO reports to the Group CEO and has an obligation to advise the Chairman as well as the RC on significant issues arising in the field of his responsibilities.	Reporting

20	Group General Counsel

20.1

The Group GC is responsible for legal and compliance matters, policies and processes and for managing the legal and compliance function for the UBS Group. He assumes responsibility for establishing a Group-wide management and control process for the UBS Group’s relationship with regulators, in close cooperation with the Group CRO and the Group CFO, where relevant, and for maintaining the relationships with the UBS Group’s key regulators with respect to legal and compliance matters. He is further responsible for reporting legal and compliance risks, material litigation and managing litigation, special and regulatory investigations, and for ensuring that UBS meets relevant regulatory and professional standards in the conduct of its business.

Responsibilities and authorities

20.2	Further details of the responsibilities and authorities delegated to the Group GC are set out in Annex B and in the CC business regulations.	Further duties

20.3	The Group GC reports to the Group CEO and has an obligation to advise the Chairman as well as the AC or RC on significant issues arising in the field of his responsibilities.	Reporting

21	Group Regional CEOs and Divisional/CC CEOs

21.1

The Group Regional CEOs are responsible for cross-divisional collaboration and representing the UBS Group to the broader public in their region. The Group Regional CEOs coordinate and implement, jointly with the BD CEOs and heads of the control and support functions, UBS Group strategies across all BDs in their region. The Group Regional CEOs, with support from the Regional General Counsel and Compliance, assume UBS Group-wide regional regulatory responsibility in their region.

Responsibilities and authorities of Group Regional CEOs

21.2

The Group Regional CEOs have a veto power over decisions made by the Divisional/CC CEOs and/or by the members of the BDs in respect to all business activities that may have a negative regulatory or reputational impact in their respective region. If a Group Regional CEO exercises this power, he informs the Group CEO of his decision. The Group CEO may overrule the Group Regional CEOs’ veto decisions.

Veto power of Group Regional CEOs

21.3

The Divisional/CC CEOs propose BD/CC strategies taking into account input from the Group Regional CEOs and are responsible for their dedicated capital resources, their people, their infrastructure and the success, risks, results and value of their BD to shareholders. The Divisional/CC CEOs are responsible for the front-to-back control environment of the respective BD/CC.

Responsibilities and authorities of Divisional / CC CEOs

Management

21.4

Further details of the responsibilities and authorities delegated to the Group Regional CEOs and the Divisional/CC CEOs are set out in Annex B as well as in the terms of reference for the Group Regional CEOs and in the business regulations for the Divisional/CC CEOs.

Further duties

21.5	The Group Regional CEOs and the Divisional/CC CEOs are all GEB members and report to the Group CEO.	Reporting

Group Internal Audit

22	Scope, responsibilities, authorities and reporting

22.1	Group IA is the internal audit function for the entire UBS Group.	Scope

22.2	Group IA independently, objectively and systematically assesses:	Responsibilities
(i) the effectiveness of processes to define strategy and risk appetite as well as the overall adherence to the approved strategy;
(ii) effectiveness of governance processes;
(iii) effectiveness of risk management, including whether risks are appropriately identified and managed;
(iv) effectiveness of internal controls, specifically whether they are commensurate with the risks taken;
(v) effectiveness and sustainability of remediation activities, originating from any source;
(vi) reliability and integrity of financial and operational information, i.e. whether activities are properly, accurately and completely recorded, and the quality of underlying data and models; and
(vii) compliance with legal, regulatory and statutory requirements (such as the provisions of the AoA), as well as with internal policies (including these ORs) and contracts.

22.3	Details of the role, responsibilities and authorities of Group IA are set out in the charter for Group IA, which is approved by the Board on the recommendation of the Chairman, whose recommendation is based on advice from the AC and the RC.	Charter

22.4	Group IA possesses unrestricted auditing rights within the UBS Group; it has access at all times to all accounts, books, records, systems, property and personnel in order to fulfill its auditing responsibilities. The Head Group IA has open, direct and unrestricted access to the Chairman, the RC and the AC.	Access rights

22.5	Group IA is independent in its reporting and is not subject to any instructions or restrictions.	Independence

22.6	The Head Group IA reports directly to the Chairman. In addition, Group IA has a functional reporting line to the RC and the AC in line with the responsibilities of the RC and the AC as set forth in Annex C 5.2 (iii) and 9.2 (iii), respectively. The RC and AC must be informed of the results of the annual internal audit plan and status of annual internal audit objectives and must be in regular contact with the Head Group IA.	Reporting

23	Organization

23.1	The Head Group IA is appointed by the Board upon the proposal of the Chairman and the RC, in consultation with the AC.	Appointment

23.2	The RC and the AC may order special audits to be conducted. Separately, other Board members, Committees or the Group CEO may request such audits with the approval of the AC or the RC.	Special audits

Special provisions

24	Authority to sign

24.1	Any employee of UBS having one of the following ranks is authorized to sign, jointly with another authorized signatory, on behalf of UBS:	In general
(i) the Chairman and each of the Vice Chairmen;
(ii) each of the GEB members;
(iii) the Head Group IA and the Company Secretary;
(iv) each of the GMDs;
(v) each of the MDs, EDs and Ds or senior staff with equivalent ranks;
(vi)

each of the Associate Directors (with respect to the BDs Wealth Management, Retail & Corporate, and the CC also “Prokuristen,” and with respect to the BDs Wealth Management and Retail & Corporate also “Handlungsbevollmächtigte”); and

(vii) for specified locations, each of the Authorized Officers.

24.2

The Group GC issues a UBS Group signing policy, specifying all details, including but not limited to the scope of signature authorities and possible extensions, exceptions to the joint signature authority principle, and the possibility for signatories of UBS to sign on behalf of UBS Entities and vice versa. In addition, UBS Entities establish their respective rules, according to mandatory provisions of local law, rules and regulations.

Signing policy

25	Form of signature

25.1	All authorized signatories sign by adding their signature to the name of the legal entity on whose behalf they act.	Signature form

26	Conduct of Board members and Executives

26.1	Each Board member and all Executives are under a duty to carry out their responsibilities with due care and to safeguard and further the interests of UBS and of all of its shareholders.	Duty of care and loyalty

26.2	The Board members and Executives arrange their personal and business affairs so as to avoid, as much as possible, a conflict of interest.	Conflicts of interest

26.3

Each Board member and Executive must disclose to the Chairman or, respectively, the Group CEO any conflict of interest generally arising or relating to any matter to be discussed at a meeting, as soon as the Board member or Executive becomes aware of its existence.

Disclosure of conflict of interest

26.4

Subject to exceptional circumstances in which the best interests of UBS dictate otherwise, the Board member or Executive with a conflict of interest shall not participate in discussions and decision-making involving the interest at stake. The person with a conflict has the right to a statement before leaving the discussion. The Chairman or, respectively, the Group CEO must advise the respective corporate body of the conflict of interest. In the event of doubt, the Chairman or, respectively, the Group CEO shall request the respective corporate body to determine whether a conflict of interest or exceptional circumstances exist.

Procedural measures

26.5

Each Board member and Executive keeps all information – except information already in the public domain – relating to the UBS Group, which he has learned during the performance of his duties, strictly confidential at all times. Such information can only be disclosed to third parties with prior written clearance from the Chairman or the Group CEO. This obligation and duty continues even after the term of office of the Board member or Executive has expired for as long as the relevant information remains confidential.

Duty of confidentiality

26.6

If a Board member or an Executive becomes aware of the fact that he may receive a financial or non-financial benefit other than any salary, remuneration or other benefit from UBS, as a result of his employment with UBS, that person must:

Benefits of Board members and Executives
(i) promptly inform the Board, in the case of a Board member or the Group CEO; and
(ii) promptly inform the Group CEO, in the case of an Executive other than the Group CEO.

27	Entry into force, amendments

27.1	These ORs replace the former regulations of 1 January 2012 governing the internal organization of UBS and come into effect on 1 January 2013, based on a Board resolution dated 6 December 2012.	Entry into force

27.2	These ORs may be amended by the Board only with the approval of the FINMA.	Amendments

Annex A – Organizational chart of UBS AG

Organizational chart of UBS AG

Regulator
Shareholders
External Audit
Chairman
Board of Directors of UBS AG
Audit Committee
Corporate Responsibility Committee
Governance and Nominating Committee
Human Resources and Compensation Committee
Risk Committee
Group Internal Audit
Group Executive Board
Group CEO
Group Regional CEOs
Divisional / CC CEOs
Group Functional Heads
Americas
Asia Pacific
EMEA
Switzerland
Wealth Management
Wealth Management Americas
Investment Bank
Global Asset Management
Retail & Corporate
Corporate Center

Annex B – Responsibilities and authorities

     Contents

	Responsibilities and authorities
24	1	Legal structure and organization
24	2	Strategy
24	3	Personnel and compensation
26	4	Audit
26	5	Financial planning and reporting
27	6	Treasury management
28	7	Taxation
29	8	Risk management and control
29	9	Parent Bank, UBS Entities, branches
		and representative offices
31	10	Other entities
31	11	Other matters

Responsibilities and authorities

All references to amounts are in million CHF unless specified otherwise.

A=Approval; I=Information; P=Proposal; X=Proposal and approval authority (=initiative and execution) attributed.

When the GEB or Group ALCO has proposal authority, a proposal must be brought to the respective body by the topic owner. If the proposal is endorsed by the GEB/Group ALCO, the topic owner is then responsible for bringing the proposal to the subsequent approval level. Unless otherwise noted, the Group Head HR is the topic owner for items under section 3, the Group CFO for sections 4-7 and 9, and the Group CRO for section 8.

The regulations of each BD and of the CC will define the approval authorities and their delegation within the BD/CC. In the absence of any contrary provision in the BD/CC regulations, the executive committee of the BD/CC or a similar body shall have the approval authority.

			BoD	Chairman / BoD Committees	Group CEO	GEB	BDs / CC	Remarks

1	Legal structure and organization
1.1	AoA		A*					*To be submitted to a general shareholders’ meeting for approval
1.2	Organization Regulations, including annex delineating authorities		A*	P: GNC		P		*Subject to FINMA approval
1.3	BD and CC business regulations			I: GNC		A	P
1.4	Charter for the Committees of the BoD		A*	P: GNC				*Subject to FINMA approval
1.5	Role profile and role expectations		A*	P: GNC				*Subject to FINMA approval
1.6	Basic organizational structure of the UBS Group		A		P			Definition of basic structure (BDs)
1.7	Organizational structure of the BDs and the CC				A		P
1.8	Terms of reference for Group Regional CEOs					X
1.9	Special committees for UBS Group purposes; definition of charter and appointment of members				A		P
1.10	Code of Business Conduct and Ethics		A	P: CRC

2	Strategy
2.1	UBS Group strategy		A		P	P
2.2	BD and CC strategies		I		A	I	P*	*Taking into account input from Group Regional CEOs

3	Personnel and compensation
3.1	Appointments, removals and title ratification, performance assessment and succession
	3.1.1	Appointments and removals for management functions
	3.1.1.1	BoD members	A*	P: Chairman / GNC				*To be submitted to a general shareholders’ meeting for approval
	3.1.1.2	Chairman / members of the BoD Committees	A	P*: Chairman / GNC				*Except for Chairman’s own appointment
	3.1.1.3	Group CEO	A	P: Chairman / GNC
	3.1.1.4	Deputy CEO	A		P
	3.1.1.5	Other GEB members (excluding Group CEO)	A	P: GNC	P
	3.1.1.6	BD and Group regional executive committee members			A	P: respective GEB member / I: GEB
	3.1.1.7	Chairmen and vice chairmen within the BDs, CC or regions*			A	P: respective GEB member / I: GEB		*Americas, Asia Pacific, EMEA and Switzerland
	3.1.2	Appointment and dismissal or removal of Company Secretary and Head Group IA
	3.1.2.1	Appointment and dismissal or removal of Company Secretary	A	P: Chairman
	3.1.2.2	Appointment and dismissal or removal of Head Group IA	A	P: Chairman / RC				In consultation with the AC
	3.1.2.3	Appointment and promotions of MDs of Group IA and office of the Company Secretary		A: Chairman				Proposals by Head Group IA and Company Secretary

Responsibilities and authorities

			BoD	Chairman / BoD Committees	Group CEO	GEB	BDs / CC	Remarks

3	Personnel and compensation (continued)
	3.1.3	New hire, promotion, title ratification and dismissal or removal of GMDs and MDs				X (GMD) I (MD)	X (MD)*	*MD promotion is subject to final approval by the respective Group regional executive committee
	3.1.4	Standard employment and termination payments / agreements and any material variations
	3.1.4.1	Non-independent BoD members		X: HRCC/ I: Chairman
	3.1.4.2	Group CEO		X*: Chairman / HRCC				*See Annex C section 8.2
	3.1.4.3	Other GEB members (excluding Group CEO)		A:HRCC	P
	3.1.5	Establish performance objectives and review individual performance ratings
	3.1.5.1	BoD / BoD Committee as a whole	I	X: GNC
	3.1.5.2	Group CEO		X*: Chairman / HRCC / I: GNC				*See Annex C section 8.2
	3.1.5.3	Group CFO, Group COO, Group CRO, Group GC		A*: Chairman / HRCC	P			*See Annex C section 8.2
	3.1.5.4	Other GEB members (excluding those mentioned in 3.1.5.2 and 3.1.5.3)		A: HRCC	P
	3.1.6	Review individual succession plans
	3.1.6.1	BoD members		X*: Chairman / GNC				*See Annex C section 7.2
	3.1.6.2	Group CEO		X: GNC
	3.1.6.3	GEB members (excluding the Group CEO)		A*: GNC / Chairman	P			*See Annex C section 7.2
3.2	Compensation plans, policies and governance
	3.2.1	Compensation governance
	3.2.1.1	UBS Group compensation and benefits principles	A	P: HRCC		P
	3.2.1.2	Effectiveness of pay for performance across the UBS Group		X: HRCC
	3.2.1.3	Review and monitor progress against business performance targets and other variables that impact annual variable compensation funding		I: HRCC	X
	3.2.1.4	Assess compensation risk across UBS Group	I	X: HRCC
	3.2.1.5	Establishment of peer group comparator list for non-independent BoD member and GEB executive pay comparisons		X: HRCC
	3.2.1.6	Establishment of share ownership policy for GEB members		A: HRCC	P
	3.2.1.7	Annual report, section on compensation	A	P: HRCC
	3.2.1.8	Other public disclosures on UBS compensation matters not mentioned in 3.2.1.7		X: HRCC
	3.2.2	Key terms of compensation plans and programs
	3.2.2.1	Independent BoD members	A: non-independent BoD members	P*: Chairman				*The HRCC advises the Chairman accordingly
	3.2.2.2	Non-independent BoD members		X: HRCC / I: Chairman
	3.2.2.3	Executives (including employee plans in which they participate)	I	A: HRCC	P
	3.2.2.4	All other employees		I: HRCC**		A*	P (to Group Head HR)	*Can be delegated to Group Head HR **If determined to be sufficiently material
	3.2.3	Key terms of new or amended equity plans with significant use of UBS shares	A	P: HRCC		P		Significant use determined by Group Head HR in consideration of financial, reputational or strategic impact. With respect to the use of UBS equity, see also section 6
	3.2.4	Key terms of new or amended compensation plans and other compensation arrangements with a material financial, reputational or strategic impact	I	A: HRCC		P		Materiality determined by Group Head HR in consideration of financial, reputational or strategic impact
	3.2.5	Other compensation plans, policies and programs not covered in 3.2 above				X*	X*	*In accordance with guidelines and policies of HR

			BoD	Chairman / BoD Committees	Group CEO	GEB	BDs / CC	Remarks
3.3	Benefits and retirement plans
	3.3.1	Establishment or change of benefits / retirement plans with a material financial, reputational or strategic impact		A: HRCC		P		Materiality determined by Group CFO and Group Head HR in consideration of financial, reputational or strategic impact and / or employee representatives
	3.3.2	Determination of funding guidelines for retirement benefits and funding decisions for plans with material asset levels				A:GEB / P: Group CFO
	3.3.3	Material increase in the annual cash funding for retirement plans				A	P	Materiality determined by Group CFO in consultation with Group Head HR
	3.3.4	Appointment of company representatives to pension boards / trusts with material pension plans			A*	X: respective Group Regional CEO		*For the Swiss Pension Fund additional approval from the Group CEO is required
	3.3.5	Other benefits and retirement plans not covered in 3.3.1 to 3.3.4				X*	X*	*In accordance with guidelines and policies of HR
3.4	Total compensation and benefits
	3.4.1	Total compensation and benefits for:
	3.4.1.1	Chairman of the BoD	I	X: HRCC
	3.4.1.2	Non-independent BoD members	I	X: HRCC
	3.4.1.3	Independent BoD members	A: non-independent BoD members	P*: HRCC/ P to HRCC: Chairman				*See Annex C section 8.2
	3.4.1.4	Group CEO	A	P*: HRCC / Chairman				*See Annex C section 8.2
	3.4.1.5	GEB members (excluding Group CEO)	A	P: HRCC	P
	3.4.1.6	Former GEB members (for first financial year after having left the GEB)		A: HRCC	P
	3.4.1.7	Head Group IA and Company Secretary		A:HRCC/ P: Chairman
	3.4.1.8	All new hires and existing employees with a proposed total annual compensation of CHF 5 million or more		A*: HRCC		P: respective GEB member		*To be obtained prior to engagement of new hires See Annex C section 8.2 for further details
	3.4.1.9	All employees with severance payments of CHF 2 million or more*	A	P: HRCC		P: respective GEB member		*unless legally obligated or part of severance plan
	3.4.2	Variable compensation
	3.4.2.1	Setting of overall final annual pool for variable compensation	A	P: HRCC	P
	3.4.2.2	Setting of final annual pools for BD and CC variable compensation	I	A: HRCC	P

4	Audit
4.1	External audit
	4.1.1	Appointment of auditors of UBS	A*	P: AC		P		*Proposal to be submitted to general shareholders’ meeting for approval
	4.1.2	Appointment of auditors of UBS Entities in Switzerland and abroad		A: AC		P: Group CFO
	4.1.3	Approval of UBS Group and statutory reports on financial statements	A*	P: AC		P		*For annual report see 5.2.2
4.2	Internal audit
	4.2.1	Approval of Group IA’s annual audit plan and annual audit objectives	I	A:AC/RC		I		Proposal by Head Group IA
	4.2.2	Approval of the charter for Group IA	A	P*: Chairman				*Upon advice from AC and RC

5	Financial planning and reporting
5.1	Financial and business planning
	5.1.1	Three-Year Strategic Plan and the One-Year Operating Plan of the UBS Group	A			P
5.2	Financial reporting
	5.2.1	Consolidated and Parent Bank annual financial statements	A*	P: AC		P		*To be submitted to general shareholders’ meeting for approval
	5.2.2	Annual report*						*To be submitted to general shareholders’ meeting for approval
	5.2.2.1	Concept, general guidelines		A: Chairman		P: Group CFO and Group CEO
	5.2.2.2	Sign-off	A	P: Chairman / AC / RC		P*		*Supported by SEC certification and in accordance with Annex C
	5.2.3	Quarterly financial statements	A	P: AC		P

Responsibilities and authorities

			BoD	Chairman / BoD Committees	Group CEO	GEB	BDs / CC	Remarks

5	Financial planning and reporting (continued)
	5.2.4	Quarterly reports	I			A*: Group CEO, Group CFO, Group CRO and Group GC / P: Group CFO		*The following each provide SOX 302 sign-offs
	5.2.5	Monthly financial statements		I: Chairman / AC / RC		X: Group CFO
5.3	Capital expenditure and operating lease commitments with multi-year P&L impact		A: > 1,000			A: GEB: 1,000 / A: Group COO: 200*

Capital expenditure refers to the total investment capitalized on the balance sheet and amortized through the P&L. Operating lease commitments refer to the cumulative P&L impact over the life of the commitment

*For a real estate commitment with both capital expenditure and lease commitments, a combined Group COO limit of 250 applies

5.4	Capital optimization
	5.4.1	Framework and policy	A	P: RC		P: Group ALCO
	5.4.2	Methodology		A*: RC		P: Group ALCO		*Significant changes to input parameters reviewed annually during the methodology review and changes being subject to approval
	5.4.3	Input parameters		I: RC		A*: Group ALCO / A: Group CFO		*Periodic approval of significant changes
	5.4.4	Attribution of equity to Group and BDs	A	P: RC		P: Group ALCO
	5.4.5	Determination of cost of equity for Group and BDs	A	P: RC		P: Group ALCO

6	Treasury management
6.1	UBS Group treasury framework		A	P: RC		P: Group ALCO
6.2	Terms of Reference for Group ALCO					A:GEB/ P: Group CFO
6.3	Treasury reporting
	6.3.1	Monthly report	I	I: RC		X: Group CFO / I: Group ALCO	I
6.4	Capital management
	6.4.1	Policy for capital management	A	P: RC		P: Group ALCO
	6.4.1.1	Internal targets on Basel III common equity tier 1 ratio, Basel III total capital ratio and Basel III leverage ratio	A	P: RC		P: Group ALCO
	6.4.1.2	Limits and targets on risk-weighted assets	A	P: RC		P: Group ALCO
	6.4.2	Increase and decrease of share capital, creation of conditional and authorized capital of UBS	A*	I: RC		P: Group ALCO		*To be submitted to general shareholders’ meeting for approval
	6.4.3	Use of authorized capital of UBS	A			P: Group ALCO
	6.4.4	Use of conditional capital of UBS				A: Group ALCO / P: Group CFO
	6.4.5	Establishment of share repurchase programs	A	P: RC		P: Group ALCO
	6.4.6	Use of share repurchase programs, sale and purchase of treasury stock (including derivatives)				X: Group CFO
	6.4.7	Issue of UBS Group Basel III additional tier 1 capital (other than share capital issued by UBS)				A: Group ALCO
	6.4.8	Repurchase and redemption of UBS Group Basel II hybrid tier 1 and Basel III additional tier 1 capital (other than share capital issued by UBS)				X: Group CFO
	6.4.9	Issue, repurchase and redemption of tier 2 capital				X: Group CFO
	6.4.10	Listing and delisting of UBS shares	A			P: Group ALCO

			BoD	Chairman / BoD Committees	Group CEO	GEB	BDs / CC	Remarks
6.5	Liquidity and funding management
	6.5.1	Framework and policy	A	P: RC		P: Group ALCO
	6.5.1.1	Methodology		I: RC		A*: Group ALCO / A: Group CFO		*Significant changes to input parameters reviewed annually during the methodology review and changes being subject to approval
	6.5.1.2	Input parameters				A*: Group ALCO / A: Group CFO		*Periodic approval of significant changes
	6.5.1.3	Stress scenario definition and target liquidity horizon	I	A: RC		P: Group ALCO
	6.5.1.4	Limits and targets*	A	I: RC		P: Group ALCO		*Including limits and targets on balance sheet size, structural liquidity gap, cash capital, minimum size of the liquidity reserve
	6.5.2	Funding plan		I: RC		A: Group CFO
	6.5.3	Establishment and structural changes (e.g. increase) of debt programs and CD / CP programs				A: Group CFO	P
	6.5.4	Issue, repurchase for cancellation and early redemption of notes, bonds and other securities with similar characteristics on a stand-alone basis and under debt programs				A: Group CFO	P
	6.5.5	Issue, repurchase for cancellation and early redemption of notes and bonds through consolidated and non-consolidated SPEs					X	Formation of SPEs is subject to separate approvals – see 10.1
6.6	Investment of equity
	6.6.1	Mandate				A*: Group ALCO		*Annual mandate review
	6.6.2	Duration and currency				A: Group CFO
	6.6.3	Limit setting	A*	P: RC		P: Group CRO / I: Group ALCO		*Annual limit review

7	Taxation
7.1	Tax risk management and control principles
	7.1.1	Tax risk management and control framework, including concept and risk measurement methodology		I: AC		A: GEB / P: Group CFO
	7.1.2	Approval of significant changes to the Tax Risk and Governance Policy				A: GEB / P: Group CFO		Determination of what constitutes significant changes is in the responsibility of the Group CFO. See Tax Risk and Governance Policy, 1-P-000043
7.2	Tax risk provisions
	7.2.1	Establishment, increase or release of tax risk provisions for any individual item (or related collection of items or audit cycle) of tax risk
	7.2.1.1	Corporate income tax	A: > 1,000			A: GEB: 1,000 / A: Group CFO: 250
	7.2.1.2	Other BD-specific taxes*					X*	*The amount, establishment, increase or release of tax risk provisions for taxes other than corporate income tax are to be determined by the relevant BD CFO taking into account the recommendations of Group Tax
7.3	Tax audit settlements
	7.3.1	Authorization to conclude tax audit settlements which involve (cumulative) adjustments to filed tax returns
	7.3.1.1	Corporate income tax	A: > 1,000			A: GEB: 1,000 / A: Group CFO: 250
	7.3.1.2	Other BD-specific taxes*					X*	*The amount, establishment, increase or release of tax risk provisions for taxes other than corporate income tax are to be determined by the relevant BD CFO taking into account the recommendations of Group Tax
7.4	Tax-sensitive transactions that carry substantial reputational, monetary or regulatory risk					I: GEB / A: Group CFO and Group CRO	P	All tax-sensitive transactions are subject to the tax approval procedures set out in the Tax Risk and Governance Policy, 1-P-000043, and its supplement, 1-S-002120

Responsibilities and authorities

			BoD	Chairman / BoD Committees	Group CEO	GEB	BDs / CC	Remarks
8	Risk management and control							Principally related to market, credit, country and relevant categories of operational risk
8.1	Risk management and control principles		A	P: RC		P
8.2	Risk measurement methodologies
	8.2.1	Risk capacity, appetite and exposure (e.g. capital-at-risk and earnings-at-risk)						Includes risk quantification and aggregation
	8.2.1.1	Framework	A	P: RC		P
	8.2.1.2	Methodology	I	A: RC*		P A: Group CRO**		*RC approves Group-wide methodologies and major changes thereto **Group CRO approves others. Group CRO decides on what is considered “major”
	8.2.2	Other major risk measures – credit (including country), market, investment, treasury and operational risks		A: RC*		P A: Group CRO**		*RC approves Group-wide methodologies and major changes thereto **Group CRO approves others. Group CRO decides on what is considered “major”
8.3	Risk limits							All limits subject to annual review and interim reviews as required
	8.3.1	Setting of UBS Group risk capacity and risk exposure ceiling based on approved methodology	A	P: RC		P
	8.3.2	Setting and allocation of Group-wide material risk limits consistent with risk capacity concept	A	P: RC		P		Limits at UBS Group and BD level that control the overall level of risk. Including stress, statistical and volume limits as applicable. See Risk Authorities, 1-C-000004, excludes funding and liquidity – see 6.5
	8.3.3	Setting of other limits, below those approved by the BoD				A	P	Per Risk Authorities, 1-C-000004, and risk policies – authority can be delegated. Excludes funding and liquidity – see 6.5
8.4	Risk policies (primary and operational risks)
	8.4.1	Approval of major risk policies and significant changes thereto		I: RC		A:GEB/ P: Group CRO		Determination of what constitutes “major” and “significant” is in the responsibility of the relevant GEB member
	8.4.2	Approval of other significant risk policies and significant changes thereto				A: Group CRO	P
	8.4.3	Approval of other risk policies and changes				I: Group CRO	X
8.5	Risk authorities							See separate Risk Authorities, 1-C-000004
	8.5.1	Risk Authorities, 1-C-000004, delegation of risk authority to UBS Group and BDs	A	P: RC		P
8.6	Group Risk Report		I	I: RC		X*: Group CRO		*BDs and CC provide inputs, Group CRO determines final content
8.7	Insurance for risk management and control		I*			A P: Group CFO		*For Directors & Officers, liability insurance which is reviewed annually
9	Parent Bank, UBS Entities, branches and representative offices							For definitions, see Group policy “Parent Bank and UBS Entities,” 1-P-000355. Also applies to compensation and benefit vehicles as defined in that policy
9.1	Policy for Parent Bank and UBS Entities					A:GEB/ P: Group CFO
	9.1.1	UBS Entities: incorporation, reactivation, UBS Group internal transfer of legal ownership (including partial transfer and UBS Group internal merger*) and / or divisional responsibility, and dissolution of UBS Entities with equity of:				A: GEB: > 500 /A: Group CFO: 500	P	In case of a merger, the equity of the entity or entities which will be dissolved determines the required approval level Subject to LSC sign-off *Merger of a UBS Entity with UBS requires formal approval by the BoDs of UBS and the relevant entity

			BoD	Chairman / BoD Committees	Group CEO	GEB	BDs/CC	Remarks
	9.1.2	Branches and representative offices: establishment and closure of:						Branches and representative offices of the Parent Bank outside Switzerland and of UBS Entities outside their home country are subject to LSC sign-off
	9.1.2.1	Branches of the Parent Bank in Switzerland					X*	*BDs Wealth Management and Retail & Corporate jointly
	9.1.2.2	Branches (including sub-branches) of the Parent Bank outside Switzerland				A	P
	9.1.2.3	Representative offices or similar setups such as agencies or satellite offices of the Parent Bank				A	P
	9.1.2.4	Branches* (including sub-branches) and representative offices or similar setups such as agencies or satellite offices of UBS Entities						*Other than branches of the Parent Bank
		– inside their home country					X
		– outside their home country				A: Group CFO	P
	9.1.3	Appointment of board members and management of UBS Entities (including supervisory bodies elected by the AGM / shareholders of the respective UBS Entity)					X	Including remuneration for external members
9.2	Transactions with third parties
	9.2.1	Acquisitions and divestments (share and asset deals with third parties; including increase or decrease of ownership in UBS Entities and sale / purchase of business lines) with total consideration of:	A: > 500 I: > 50		I*	A: GEB: 500 / A: Group CFO: 50	P	*All transactions prior to entering into any commitment
9.3	Funding and financial management of UBS Entities
	9.3.1	Capital increase* of UBS Entities** (individual or cumulative p.a. per entity)				A: GEB: > 500 / A: Group CFO: 500	P

*Includes payments in share premium accounts, profit retention, debt forgiveness, equity-like lending and other measures with similar effect

**Includes branches of the Parent Bank and UBS Entities subject to local tax and / or regulatory capital requirements

	9.3.2	Capital reduction and redemption* of UBS Entities** (individual or cumulative p.a. per entity)				A: GEB: > 500 / A: Group CFO: 500	P

*Includes payments from share premium accounts, retained earnings from previous years, equity-like lending and other measures with similar effect

**Includes branches of the Parent Bank and UBS Entities subject to local tax and / or regulatory capital requirements

	9.3.3	Limits for UBS Group internal engagements				A: Group CFO	P	See UBS Group policy “UBS Group Internal Engagements,” 1-P-000357, for definition of entities subject to limit requirements. In addition to above policy, all non-UBS Entities are subject to UBS’s standard risk policies and procedures and the Risk Authorities, 1-C-000004
	9.3.4	Parental support for UBS Entities				A: GEB: > 1,000 / A: Group CFO: 1,000	P	See UBS Group policy “Parental Support for UBS Group Companies,” 1-P-000358
	9.3.5	Appropriation of earnings by UBS Entities				X: Group CFO		For profit retention 9.3.1 applies
9.4	Licenses and rating
	9.4.1	Application for or return of bank, broker and / or dealer license or other significant financial services license; material extension of such existing license				A	P	Determination of significance or materiality is in the responsibility of the relevant BD’s general counsel
	9.4.2	Rating of UBS Entities by rating agencies				A: Group CFO	P
9.5	Financial investments - Equity Holdings
	9.5.1	Approval of significant changes to the policy for Equity Holdings				A: GEB / P: Group CFO		Determination of what constitutes significant changes is in the responsibility of Group CFO. See UBS Group policy “Equity Holdings,” 1-P-000072. For equity positions held for trading purposes and Commercial Holdings, see Risk Authorities, 1-C-000004
	9.5.2	Purchase, sale, increase, decrease and write-downs / -offs of Infrastructure Holdings	A: > 1,000			A: GEB: 1,000 / A: Group CFO: 50	A*:20	Investments into the asset class “infrastructure and utilities” are classified as Commercial Holdings and subject to the Risk Authorities, 1-C-000004 * Immediate notification to LSC

Responsibilities and authorities

			BoD	Chairman / BoD Committees	Group CEO	GEB	BDs / CC	Remarks

10	Other entities
10.1	Special Purpose Entities (SFEs)							Applies to UBS SPEs as defined in the UBS Group policy “Special Purpose Entities,” 1-P-000076. For equity investments by UBS in third-party SPEs, see above 8.5.1 (“Risk Authorities”) and UBS Group policy “Equity Holdings,” 1-P-000072
	10.1.1	Setting rules governing the use of SPEs				X
	10.1.2	Incorporation, purchase, UBS Group internal transfer of legal ownership or BD responsibility, sale, liquidation or merger of SPEs					X	Authority with BDs. LSC approval required as well as Group Treasury approval of capitalization of UBS-governed SPEs
	10.1.3	Functional management, monitoring and controlling of SPEs					X	Authority attributed according to functional responsibility

11	Other matters
11.1	Global recovery and resolution planning		A	P: RC		P
11.2	Invoking the global recovery plan		A			P
11.3	Litigation / settlements / provisions involving litigation authorization to
	11.3.1	Initiate litigation				A: GEB: > 100 / A: Group GC: 100	A:20
	11.3.2	Conclude settlements * / **	A: > 250			A: GEB: 250 / A: Group GC: 100	A:20	*If UBS is plaintiff, or claimant vis-á-vis insurance companies, the original claim is relevant; if UBS is defendant, the settlement amount is relevant **Including settlement with insurance companies
	11.3.3	Establishment, change, or release and reclassification of legal, liability and compliance* provisions involving litigation	A: > 250			A: GEB: 250 / A: Group GC: 100	A:20

All amounts are cumulative for the entire claim. However, incremental increases of up to CHF 2 million for a given claim irrespective of the cumulative provision level can be reviewed / approved by the general counsel of the BD without further review / approval

*For a definition of these terms, see UBS Financial Accounting Policy: 6.4 Provisions, 1-P-001724

11.4	External functions*							*See UBS Group Policy on External Directorships and Other Functions, 1-P-000353
	11.4.1	Of non-independent members of the BoD
		– in listed companies	A	P: GNC
		– other mandates		I: Chairman / A: GNC
	11.4.2	Of independent members of the BoD (in listed companies)	I*					*To be discussed with the GNC to avoid conflict of interest issues
	11.4.3	Of members of the GEB (including Group CEO)		A:HRCC
	11.4.4	Of other employees					X

Annex C – Charter for the Committees of the Board of Directors of UBS AG

   Contents

	Introduction
34	1	Basis and purpose

	Membership and constitution
35	2	Number of Committee members, their independence and knowledge

35	3	Constitution

	Responsibilities and authorities
36	4	Delegation of responsibilities and authorities
36	5	Audit Committee
37	6	Corporate Responsibility Committee
38	7	Governance and Nominating Committee

39	8	Human Resources and Compensation Committee

40	9	Risk Committee
42	10	Further responsibilities and authorities
42	11	Delegation to a subcommittee
42	12	Information rights
42	13	Advice from third persons

	Meetings and resolutions of the Committees
43	14	Meetings
43	15	Resolutions and information rights

	Reporting
44	16	Regular reporting
44	17	Special reporting

	Special provisions
45	18	Confidentiality
45	19	Self-assessment and adequacy review

Introduction

1	Basis and purpose

1.1	This Committees charter is enacted by the Board pursuant to articles 716-716b CO, articles 24 and 26 of the AoA and sections 5.10 and 13.2 of the ORs.		Basis

1.2	The purpose of this Committees charter is to set out the objectives, composition and responsibilities of the Board Committees, being:		Purpose
	(i)	the Audit Committee;
	(ii)	the Corporate Responsibility Committee;
	(iii)	the Governance and Nominating Committee;
	(iv)	the Human Resources and Compensation Committee; and
	(v)	the Risk Committee.

Membership and constitution

2	Number of Committee members, their independence and knowledge

2.1	Each Committee must have at least three Committee members.	Minimum number of Committee members

2.2	Each Committee must consist of Board members who are non-executive, meaning members who do not perform management functions within the UBS Group, and:	Independence
(i) in respect of the HRCC, are all independent as defined by section 3.2 of the ORs;
(ii) in respect of the GNC and CRC, are independent, in a majority, as defined by section 3.2 of the ORs;
(iii) in respect of the AC, fulfill the independence criteria set out in sections 2.3 and 2.4 of this Annex C to the ORs; and
(iv) in respect of the RC, are all independent as defined by section 3.2 of the ORs and fulfill the independence criteria set out in section 2.4 of this Annex C to the ORs.

2.3	Each AC member must be independent, as defined by section 3.2 of the ORs and meet the requirements set forth in:	Special independence rules for AC members
(i) rule 10A-3 of the Securities Exchange Act of 1934 and the New York Stock Exchange rules; and
(ii) para. 38 and 40 as well as para. 20 to 24 of the FINMA circular 08 /24 “Supervision and Internal Control.”

2.4	Each AC and RC member must:	Special rules for AC
(i)

not be an affiliated person of UBS; for the avoidance of doubt, serving as a member of the Board of a subsidiary of UBS or an affiliated company of the UBS Group and receiving remuneration for such activity does not, of itself, make an AC or a RC member an affiliated person;

and RC members
(ii) not receive any consulting, advisory or other compensatory fees from UBS or any of its affiliated persons other than in his capacity as a Board member or a Committee member.

Each AC member must not serve on the audit committee of more than two other public companies, unless the Board has made a determination that such AC member or prospective AC member has the availability to properly fulfill his duties with UBS.

2.5	Committee members must have the necessary knowledge and experience to fulfill their functions as set out in Annex D to the ORs.	Knowledge

2.6	Generally, the Chairman or one of the Vice Chairmen chairs the GNC. The Chairman may attend the meetings of other Committees in consultation with the relevant Committee Chairperson.	Membership and presence of the Chairman

3	Constitution

3.1	The Committee Chairperson and the Committee members are appointed pursuant to section 4.3 of the ORs, and the Board may remove any Committee member or any Committee Chairperson at any time.	Appointment and removal by the Board

3.2	The Company Secretary acts as a secretary to the Committees pursuant to section 12.1 of the ORs.	Secretary of the Committees

Responsibilities and authorities

4	Delegation of responsibilities and authorities

4.1

Pursuant to section 13.2 of the ORs, the Committees have the responsibilities and authorities set out in this Committees charter and in Annex B to the ORs. Provisions of applicable laws, rules and regulations or rules contained in the AoA and in the ORs will take precedence over this Committees charter.

In general

5	Audit Committee

5.1	The function of the AC is to serve as an independent and objective body with oversight of:		In general
	i)	the UBS Group’s accounting policies, financial reporting and disclosure controls and procedures;
	ii)	the quality, adequacy and scope of external audit;
	iii)	UBS’s compliance with financial reporting requirements;
	iv)	the Executives’ approach to internal controls with respect to the production and integrity of the financial statements and disclosure of the financial performance; and
	v)	the performance of Group IA in conjunction with the Chairman and the RC.

The Executives are responsible for the preparation, presentation and integrity of the financial statements. External auditors are responsible for auditing UBS’s and the UBS Group’s annual financial statements and reviewing the quarterly financial statements.

5.2	The AC’s responsibilities and authorities are to:		Responsibilities and
	(i)	Financial statements:	authorities

(a)   review the annual report and quarterly financial statements of UBS and the UBS Group as proposed by Executives with the external auditors and Group IA in order to recommend their approval (including any adjustments the Committee considers appropriate) to the Board;

(b) discuss with Executives the types of information to be disclosed with the financial statements and the associated investor communications;

(c)   periodically assess the organization, efficiency and completeness of the financial-reporting process, including any critical remedial actions or changes being made by the management in relation to such processes;

(d) review and discuss with Executives the management’s SOX 404 report in relation to internal controls over financial reporting;
(e) review the implementation of UBS’s and the UBS Group’s accounting principles and policies;

(f)    request such information as the AC deems necessary from Executives or the external auditors in order to evaluate the accuracy of the financial statements, including the appropriateness of the application of accounting policies to the financial statements;

(g)   review and discuss with Executives any significant issues relating to the integrity of the financial statements or external disclosures raised by the external auditors, Group IA, regulators or any other parties;

(h)   form an opinion of the adequacy, organization, efficiency and completeness of the UBS Group’s internal control system and procedures as they relate to the integrity of the financial statements by taking notice of the reports provided by the GEB, the external auditors, Group IA, the RC minutes, reports from regulators or other information as determined by the Committee to be appropriate; and

(i)    review arrangements for compliance with the UBS Group’s legal and regulatory requirements, responsibilities and obligations and associated practices and procedures as they relate to the integrity of the financial statements or financial report;

	(ii)	External audit:

(a)   periodically and at least annually assess the qualifications, expertise, effectiveness, independence and performance of the external auditors and their lead audit partner in order to support the Board in reaching a decision in relation to the appointment or dismissal of the external auditors and the rotation of the lead audit partner;

(b) approve the engagement letter of the external auditors, including the scope of the audit and the fees and terms for the planned audit work;

(c)   monitor and discuss with the external auditors the relationship between the external auditors and the UBS Group in order to assess the overall effectiveness of the relationship and independence of the external auditors; and

(d) oversee all audit and permitted non-audit services provided by the external auditors and establish such policies as the Committee deems appropriate;
	(iii)	Group IA (joint responsibility of the AC and the RC to be tabled in their joint meetings):

(a)   annually assess, together with the RC, the independence and performance of the Head Group IA and Group IA in order to provide recommendations to the Chairman in relation to the effectiveness of the Head Group IA or Group IA as an organization;

(b) annually assess and approve, together with the RC, the appropriateness of Group IA’s annual audit plan and annual audit objectives including subsequent important amendments; and
(c) monitor, together with the RC, Group IA’s discharge of its annual audit objectives; and
	(iv)	General:
(a) conduct or direct any investigation, including the retention of external advisors and consultants (at UBS’s expense), as it considers necessary in order to discharge its responsibilities;

(b)   ensure that appropriate whistleblowing mechanisms are in place and review on a quarterly basis levels of new and pending cases and examples of confidential, anonymous employee submissions of concerns regarding questionable accounting, auditing or other matters;

(c) meet in private sessions as the AC determines appropriate with members of management, the external auditors and Group IA; and
(d) meet with regulators / third parties in consultation with the Group CEO.

6	Corporate Responsibility Committee

6.1

The CRC supports the Board in its duties to safeguard and advance the UBS Group’s reputation for responsible corporate conduct. It reviews and assesses stakeholder concerns and expectations for responsible corporate conduct and their possible consequences for the UBS Group and recommends appropriate actions to the Board.

In general

6.2	The CRC’s responsibilities and authorities are to:		Responsibilities and
	(i)	Policies and regulations:	authorities
(a) review the Code of Business Conduct and Ethics and make proposals for amendments to the Board;
(b) review and oversee that corporate responsibility policies and guidelines of UBS are relevant and up to date; and
(c) monitor and advise the Board on evolving external corporate responsibility regulations, standards and practices;
	(ii)	Implementation of corporate responsibility:
(a) review and advise the Board on the adoption of strategic objectives and targets pertaining to corporate responsibility and sustainability;
(b) support a strong and responsible corporate culture based on a consistent application of the UBS values;

Responsibilities and authorities

(c)   monitor and review UBS’s efforts to develop and sustain a diverse workplace and to provide equal employment and advancement opportunities regardless of race, ethnicity, gender, national origin, age, disability, sexual orientation or religion;

(d) monitor UBS’s health and safety practices;
(e) oversee that UBS provides clients with a range of financial products and services that address environmental and social challenges;
(f) ensure that UBS continuously improves its environmental performance and resource efficiency in its in-house operations;

(g)   ensure that UBS identifies and manages environmental and social risks in all its businesses and its supply chain and promotes and respects relevant human rights standards within its sphere of influence;

(h) monitor and support UBS’s efforts to prevent corruption, terrorist financing and money laundering;
(i) monitor the positions of UBS in sustainability indices and ratings and oversee efforts to maintain and improve UBS’s ranking in such indices;

(j)    monitor the contribution UBS and its employees make to the well-being of the local communities in which UBS operates, via UBS’s community affairs program and its various foundations and associations; and

(k)   monitor the effectiveness of actions taken by the GEB to ensure that UBS meets its corporate responsibility regulations and objectives and support the GEB, if required, in the adjustment of corporate responsibility processes; and

	(iii)	Communications:

(a)   advise the Board on the reporting of the UBS Group’s corporate responsibility strategy and activities and review the employees and corporate responsibility sections of the UBS Group’s annual report; and

(b)   monitor communications with stakeholders on corporate responsibility (including UBS’s commitments and memberships of relevant organizations) and their effectiveness with regard to the reputation of the UBS Group.

7	Governance and Nominating Committee

7.1

The function of the GNC is to support the Board in fulfilling its duty to establish best practices in corporate governance across the UBS Group, to conduct a Board self-assessment, to establish and maintain a process for appointing new Board members and GEB members (in the latter case, upon proposal of the Group CEO), and to manage the succession planning of all GEB members.

In general

7.2	The GNC’s responsibilities and authorities are to:		Responsibilities and authorities
	(i)	Corporate governance:
(a) address all relevant corporate governance issues affecting the UBS Group;
(b) develop, maintain and review the ORs, the internal regulations regarding corporate governance and the conflict of interest guidelines of the UBS Group and make proposals to the Board for approval;
(c) make recommendations to the Board concerning further corporate governance matters and practices;
(d) review the corporate governance section of the UBS Group’s annual report;
(e) coordinate the work of the other Committees regarding corporate governance in their specific areas of expertise;
(f) assess the size and composition of the Board from time to time to determine whether it continues to be appropriate;
(g) plan and manage proposals for changes in Board membership, taking into account factors including:
(aa) the number of Board members; and
(bb) the skill mix, industry experience and responsibilities of Board members, including the need for membership of Committees;
(h) annually review the Board members’ independence and present its assessment to the Board for approval; and
(i) annually review the Committees charter, taking into account best practice rules;

	(ii)	Identification and nomination of new Board members:
(a) develop, maintain and review principles and criteria regarding the recruitment and nomination of new Board members and Committee members and propose them to the Board for approval;

(b)   review and propose new candidates for membership of the Board to be recommended for election by the shareholders at an AGM or EGM in accordance with the selection criteria described in section 1 of Annex D to the ORs and such other criteria as may be approved by the Board from time to time; and

(c) plan and manage a Board membership and a Board Committee succession plan;
	(iii)	Board education:
(a) ensure the establishment of a satisfactory induction program for new Board members and a satisfactory ongoing training and education program for existing Board members and Committee members;
	(iv)	Performance evaluation:
(a) set the criteria for and oversee the annual assessment of the performance and effectiveness of the Chairman, the Board as a whole and each Committee;

(b)   conduct an annual assessment of the performance and effectiveness of the Chairman and of the Board as a whole (including, at the discretion of the GNC, an appraisal by an external expert), report to the Board the conclusions and recommendations and assess on a timely basis whether or not Board members are to be proposed for reelection by the AGM; and

(c) ensure that each Committee carries out and oversees a self-assessment of the performance of the Committee and reports its conclusions and recommendations for change to the Board; and
	(v)	Human resources:

(a)   supervise the succession planning for all GEB members and propose (upon proposal of the Group CEO) the appointment to the Board (for this purpose the GNC receives information from the HRCC on its performance evaluation of the GEB members).

8	Human Resources and Compensation Committee

8.1	The function of the HRCC is to support the Board in its duties to set guidelines on compensation and benefits, to approve certain compensation and to scrutinize executive performance.		In general

8.2	The HRCC’s responsibilities and authorities are to:		Responsibilities and
	(i)	Compensation strategy:	authorities
(a) periodically review the UBS Group compensation and benefits principles and propose any amendments to the Board for approval; and
(b) evaluate the effectiveness of pay for performance across the UBS Group;
	(ii)	Human resources:

(a)   evaluate, in consultation with the Chairman, the performance of the Group CEO and other GEB members in meeting agreed goals and objectives and inform the GNC of the outcome of the performance evaluation of the Group CEO;

	(iii)	Governance:
(a) review and approve key terms of the compensation programs and plans for the non-independent Board members and Executives;
(b) propose the key terms of new equity plans with significant use of UBS shares to the Board for approval;

(c)   review and approve key terms of new or materially amended compensation plans, pension and benefits plans and other compensation arrangements that have a material financial, reputational or strategic impact;

(d) review and approve standard contracts and employment agreements for GEB members and non-independent Board members;
(e) review and approve standard termination payments / agreements for GEB members and non-independent Board members;

Responsibilities and authorities

(f) propose to the Board for approval the section on compensation to be included in UBS’s annual report and approve all other public disclosures on UBS compensation matters;
(g) approve the peer group / comparator list used for non-independent Board and GEB members’ pay comparison purposes;
(h) approve the share ownership policy for GEB members;
(i) annually review compensation structures with HR and the risk management function to ensure they do not encourage excessive or unnecessary risk taking, and present findings to the Board;
(j) periodically meet with the RC to ensure that the compensation framework appropriately reflects risk awareness and management, and ensures appropriate risk taking; and
(k) monitor major regulatory developments, shareholder initiatives and best practices in executive compensation;
	(iv)	Compensation competencies:
(a) approve the total compensation for the Chairman and the non-independent Board members;
(b) propose, together with the Chairman, total individual compensation for the independent Board members for approval by the Board;
(c) propose, together with the Chairman, total individual compensation for the Group CEO for approval by the Board;
(d) propose to the Board for approval, upon the recommendation from the Group CEO, the total individual compensation for GEB members;
(e) review and approve total individual compensation for former GEB members for the first financial year after having left the GEB;

(f)    approve compensation of those employees, including new hires, who are proposed to receive total compensation of equal to or more than CHF 5 million in any one year on an annualized basis and propose to the Board for approval severance payments that exceed CHF 2 million (excluding severance payments that are legally obligated or part of a severance plan); the authority to approve hires with a total compensation of more than CHF 5 million per annum can be delegated to the chairperson of the HRCC;

(g) review and regularly monitor progress against the business performance targets and other variables that impact the funding of annual variable compensation;
(h) propose to the Board for approval the final annual variable compensation pool and approve the variable compensation pools for the BDs and CC; and
	(v)	Contract approval:
(a) review and approve any material individual variations to the compensation plan rules operated by the HRCC, regardless of the participant’s current status;
(b) approve all material individual variations from standard contracts and employment agreements for GEB members and non-independent Board members; and
(c) approve all material individual variations from standard termination agreements for GEB members and non-independent Board members.

9	Risk Committee

9.1	The function of the RC is to oversee and support the Board in fulfilling its duty to supervise and set appropriate risk management and control principles in the areas of:		In general
	(i)	risk management and control, including credit, market, country, legal and operational risks;
	(ii)	treasury and capital management, including funding, liquidity and equity attribution; and
	(iii)	balance sheet management.

The RC considers the potential effects of the aforementioned risks on the UBS Group’s reputation. For these purposes, the RC will receive all relevant information from the GEB and has the authority to meet with regulators / third parties in consultation with the Group CEO.

9.2	The RC’s responsibilities and authorities are to:		Responsibilities and
	(i)	Risk management and control:	authorities

(a)   review and propose to the Board the guiding risk principles (including delegation of risk authorities and major risk limits) relative to UBS’s operations and recommend any required changes to those principles;

(b)   review and approve the internal risk management and control framework across all relevant risk categories, relative to the UBS Group’s activities and risk profiles including allocation of responsibilities within the risk management and control framework;

(c) review and propose to the Board the risk and treasury management section of the annual report of the UBS Group;
(d) assist the Board by reviewing and assessing management’s proposals in relation to risk profile and risk capacity and making recommendations to the Board in relation to those proposals;
(e) periodically assess the appropriateness of major policies and procedures adopted by the GEB relating to the risk management and control of significant risks;

(f)    review and make recommendations to the Board based on proposals from the GEB in relation to material risk limits and periodically review allocations and authority levels relating to those limits. Material risk limits include those relating to portfolios, concentrations, products, sectors or other categories relevant to the strategy, risk profile and risk capacity of UBS and the UBS Group as approved by the Board;

(g) review and approve the principal characteristics of the UBS Group’s risk measurement framework (including changes thereto) used to identify, model, measure, monitor and report risks;
(h) monitor and oversee the risk profile of UBS and the UBS Group within the context of the Board-determined risk profile, risk capacity and limit structure;
(i) systematically review high risk areas of the UBS Group and assess the effectiveness of the steps taken by the GEB to manage or mitigate such risks;
(j) review and assess the asset and liability management framework, including allocation of responsibilities, limits, capital allocation to BDs and CC, liquidity and funding;
(k) review regulatory framework reforms affecting areas within the scope of the RC’s mandate and recommend any required changes to the Board;
(l) consider the UBS Group’s strategy to deal with anticipated or existing high-level risks and assist the Board by reviewing and assessing management’s proposals in relation to strategy;
(m) review management’s assessments of UBS’s legal and compliance risk exposures and related risk-oriented activity plans;
(n) periodically review material communications (including formal assessments) between UBS and its principal regulators;
(o) review projects and remediation activities (as determined by the RC) undertaken by the management to address critical changes to the risk management / control environment; and
(p) periodically meet with the HRCC to ensure that the compensation framework appropriately reflects risk awareness and management, and ensures appropriate risk taking;
	(ii)	Risk reporting:

(a)   receive and review reports relating to risks, including reports of management that assess the likelihood of such risks materializing and the adequacy and appropriateness of the internal controls to manage those risks; and

	(iii)	GroupIA (joint responsibility of the RC and the AC to be tabled in their joint meetings):

(a)   annually assess, together with the AC, the independence and performance of the Head Group IA and Group IA in order to provide recommendations to the Chairman in relation to the effectiveness of the Head Group IA or Group IA as an organization;

Responsibilities and authorities

(b) annually assess and approve, together with the AC, the appropriateness of Group IA’s annual audit plan and annual audit objectives including subsequent important amendments; and
(c) monitor, together with the AC, Group IA’s discharge of its annual audit objectives.

10	Further responsibilities and authorities

10.1	The Board may entrust further powers and duties to the Committees by Board resolution.	Further responsibilities and authorities

11	Delegation to a subcommittee

11.1	Each Committee may delegate some of its tasks to a subcommittee comprised of one or more Committee members. The Chairman must be informed about any such delegation.	Subcommittees

12	Information rights

12.1

Each Committee may, after consultation with the Chairman, require information and special reports from all GEB members and Group IA on matters relating to its respective responsibilities set out in sections 4 to 11.

Committees

12.2	For the information rights of each Board member, see section 8 of the ORs.	Committee members

13	Advice from third parties

13.1	The Committees may, in performing their duties, take advice from third parties.	Advice from third parties

Meetings and resolutions of the Committees

14	Meetings

14.1	Each Committee meets as often as its business requires, but at least:	Number of meetings
(i) four times a year for the AC and the RC; and
(ii) twice a year for the CRC, GNC and the HRCC.

The AC and RC hold at least four joint meetings a year.

14.2	Committee meetings are called and held in compliance with the rules set out in the ORs (see sections 6.2 to 6.5 and 6.8 of the ORs to be applied mutatis mutandis).	Request, invitation, agenda, notice period and Chairperson of meetings, meeting format

14.3

Each Committee Chairperson may, on his own motion or upon request of any Committee member or the Chairman, invite Executives as well as other persons to attend Committee meetings. The Group CEO will be informed accordingly.

Presence of third parties at Committee meetings

14.4	The AC holds Committee meetings:	Special rules for the AC
(i) normally with the participation of the Head Group IA, representatives of the external auditors, the Group CEO, the Group CFO, the Head Group Controlling & Accounting and the Finance COO;
(ii) periodically, only with the participation of the Head Group IA, the external auditors, or with members of management, or a combination of any of the aforementioned.

14.5	An advisory panel comprising of Executives participates in all meetings of the CRC.	Special rules for the CRC

14.6

Generally, the Group CEO, the Group CFO, the Group CRO, the Group GC, the Head Group IA and representatives of the external auditors participate (to the extent necessary) in each meeting of the RC. The invitation of other Executives is at the discretion of the RC.

Special rules for the RC

14.7

Generally, the Group CEO, the Group CFO, the Group CRO, the Group GC, the Head Group IA and representatives of the external auditors participate (to the extent necessary) in the joint meetings of the AC and the RC. The joint meetings of the AC and the RC are co-chaired by the Chairpersons of the AC and the RC.

Resolutions are passed by an absolute majority of the votes cast; in case of a tie, the decision is passed on to the Board according to section 7.2 of the ORs.

Special rules for the joint meetings of the AC and the RC

14.8	Committee minutes must fulfill the conditions set out in sections 6.9 and 6.10 of the ORs and be distributed to the Chairman.	Minutes

15	Resolutions and information rights

15.1	Sections 7, 8.2 and 8.3 of the ORs apply mutatis mutandis to the decision-making process and the information rights of the Committees and the Committee members.	Resolutions and information rights

Reporting

16	Regular reporting

16.1

Each Committee Chairperson ensures that the Chairman and the Board are kept informed in a timely and appropriate manner. Each Committee Chairperson (either personally or through another Committee member) regularly reports to the Board at the Board meetings on the current activities of his Committee and on important Committee issues, including all matters falling within the duties and responsibilities of the Board, namely:

In general
	(i)	proposals for resolutions to be considered, or other action to be taken by the Board;
	(ii)	resolutions and decisions made by the Committee and the material considerations that led to such resolutions and decisions; and
	(iii)	activities and important findings of the Committee.

16.2

Each Committee Chairperson submits, in writing, the proposals and resolutions mentioned in sections 16.1 (i) and (ii) to the Board unless such proposals are contained in the Committee minutes; the remaining reporting is generally done orally.

Submitting of proposals and recommendations

16.3	Each Committee annually submits a report to the Board, detailing the activities of the Committee during the last 12 months.		Annual reporting of the Committees

17	Special reporting

17.1	Following the completion of the audit and the annual financial statements, the AC Chairperson submits annually to the Chairman, for the attention of the Board:		AC
	(i)	the AC’s assessment of the qualification, independence and performance of the external auditors;
	(ii)	the AC’s assessment of the design of the UBS Group’s internal control system for financial reporting and the coordination and interaction between Group IA and the external auditors; and
	(iii)	a recommendation regarding the audited financial statements in UBS’s annual report.

17.2	The AC and the RC Chairpersons submit annually to the Chairman, for the attention of the Board, the AC’s and the RC’s assessment of the qualification and performance of Group IA.		AC and RC

Special provisions

18	Confidentiality

18.1

The deliberations of the HRCC and GNC are confidential and are to be communicated outside of these Committees only to the extent permitted by the Chairpersons of these Committees. The Chairman is exempted with regard to the confidentiality of deliberations.

Special rule

19	Self-assessment and adequacy review

19.1

Each Committee reviews the adequacy of this Committees charter at regular intervals, but at least annually, and recommends to the GNC any changes considered to be necessary or appropriate. For the self-assessment, section 9 of the ORs is to be applied mutatis mutandis.

Self-assessment and adequacy review

Annex D – Role profiles and role expectations

   Contents

	For Board members
48	1	Role profile and expectations of Board members

	For the Chairman of the Board of Directors
49	2	Role profile and expectations

	For the Vice Chairmen and the Senior Independent Director
51	3	Role profile and expectations

	For the Chairpersons of the Committees
52	4	Role profile and expectations

	For certain Committee members
53	5	Audit Committee
53	6	Corporate Responsibility Committee
53	7	Governance and Nominating Committee
54	8	Human Resources and Compensation Committee
54	9	Risk Committee

	For the secretary of the Board of Directors
55	1C	Role profile and expectations

For Board members

1	Role profile and expectations of Board members

1.1

Board members, as a group, must have the necessary qualifications, skills and diversity to perform all Board duties and must together possess financial literacy, experience in banking and risk management, international experience, including experience of international financial matters, and knowledge of the duties of directors.

Expectations for the Board as a whole

1.2	In particular, individuals will be considered for nomination as Board members, and Board members will be considered for appointment to a Committee, on the basis of:		Considerations for nomination and appointment
	(i)	their judgment, character, expertise, skills and knowledge;
	(ii)	their diversity of viewpoints, professional backgrounds and track records;
	(iii)	their business and other experience (e.g. banking, risk management and international experience) relevant to the business of UBS;
	(iv)	the relevance of their expertise, skills, knowledge and experience to the work of any Committee to which they are to be appointed;
(v)

the extent to which their judgment, character, expertise, knowledge and experience will interact with other Board members to build an effective and complementary Board and, where relevant, with other members of a Committee to build an effective and complementary Committee;

	(vi)	the ability and willingness to commit adequate time to Board and Committee matters; and
	(vii)	whether existing board memberships or other positions held by a candidate could lead to a conflict of interest.

1.3	In order to be able to fulfill their role, the Board members are expected to:		Expectations for each Board member
	(i)	act with integrity, probity and a high ethical standard;
	(ii)	exercise sound judgment;
	(iii)	be able and willing to inquire and probe, and have the strength of character to seek and obtain full and satisfactory answers, within the collegiate environment of the Board;
	(iv)	constructively challenge and contribute to the development of strategy;
	(v)	scrutinize the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
	(vi)	ensure that financial information is accurate and that financial controls and systems of risk management and control are robust and defensible;
	(vii)	devote the necessary time to discharge their duties properly. An indication of time will be set out in each Board member’s letter of appointment;
	(viii)	make every effort to attend, in person or by telephone or video conference, all regularly scheduled Board meetings and meetings of Committees on which they serve; and
	(ix)	comply with a code prepared to reflect provisions of applicable laws, rules and regulations on share dealing by Board members and others.

1.4	A sufficient number of Board members must meet the profile for membership of the Committees as set out in Annex C and this annex to the ORs.		Qualifications for Committee membership

For the Chairman of the Board of Directors

2	Role profile and expectations

2.1	The role of the Chairman is a key one within the Board and the UBS Group. He provides coherent leadership for UBS.		In general

2.2	The Chairman leads the Board. In this context his main responsibilities and authorities are the following:		Main responsibilities and authorities
	(i)	Board composition:
(a) build, together with the GNC, an effective and highly complementary Board with an appropriate balance of skills and experience; and
(b) initiate changes in and plan, together with the GNC, Board succession and Board appointments;
	(ii)	Board knowledge and experience:
(a) provide guidance to other Board members about what is expected of them and take into full account their issues and concerns;

(b)   consider and address, together with the GNC, the development needs of individual Board members and the Board as a whole in order to maintain the necessary depth and breadth of knowledge and experience and to enhance the effectiveness and efficiency of the Board as a team;

(c)   ensure, together with the GNC, that a satisfactory ongoing training and education program is established for existing Board members and Committee members with regard to their respective responsibilities and organize, together with the GEB members, an annual seminar aimed at updating the full Board on the UBS Group’s strategy by providing in-depth orientation on selected business activities; and

(d) ensure, together with the GNC, that new Board members are provided with a satisfactory induction program covering, among other things:
(aa) Board members’ duties and other regulatory issues;
(bb) familiarization with the business and the BDs; and
(cc) the UBS Group’s corporate governance policies, regulations, practices and procedures;
	(iii)	Board agenda and meetings:
(a) call Board meetings and set their agenda;
(b) coordinate, together with the Committee Chairpersons, the work of all Committees;
(c) aim to ensure the effectiveness of the Board by balancing the time the Board allocates to strategic and supervisory functions;
(d) manage the Board to ensure that sufficient time is allowed for discussion of complex or contentious issues and arrange, if necessary, informal meetings among Board members;
(e) encourage active engagement by all Board members in all matters concerning the Board; and
(f) ensure that Board resolutions are accurate in form and content and that they are implemented properly;
	(iv)	Board information and communication:

(a)   ensure that Board members receive accurate, timely and clear information to enable the Board to make sound decisions, monitor the management of the UBS Group effectively and provide advice to promote the success of the UBS Group;

(b) ensure that the Board members receive all necessary material and information in good time before each Board meeting; and
(c) promote open communication between the Board and GEB members;
	(v)	Board Committees:
(a) ensure the operation of a clear Committee structure; and
(b) ensure that the Committees receive accurate, timely and clear information to enable the fulfillment of their responsibilities;

	(vi)	Board / Group CEO remuneration:
(a) make proposals to the HRCC for the attention of the Board on the total compensation for independent Board members and for the Group CEO;
	(vii)	Regulatory issues:
(a) keep close contact with the UBS Group’s principal regulators;
	(viii)	Corporate governance:
(a) promote, together with the GNC, the highest standards of corporate governance for UBS and the UBS Group as well as the highest standards of integrity and probity within UBS and the UBS Group;
	(ix)	Communication outside the Board:
(a) represent the Board and, together with the Group CEO, the UBS Group to the media; and
(b) with the Group CEO, be closely involved in communication with shareholders and other stakeholders regarding the business;
	(x)	Relationship with the GEB:

(a)   establish and keep a close working relationship with the Group CEO and the other GEB members, providing advice and support to them while respecting the fact that day-to-day management responsibility is delegated to the GEB under the ORs;

(b) facilitate a constructive relationship between the Board, the Group CEO and other GEB members;
(c) lead, together with the HRCC and the GNC, the ongoing monitoring and annual evaluation of the performance of the Group CEO; and
(d) foster, in close cooperation with the HRCC, an ongoing and effective performance review of, and succession planning for, GEB members; and
	(xi)	AGMs and EGMs:
(a) ensure that the Board convenes the AGMs and EGMs and that it prepares and decides on proposals to be made to the shareholders;
(b) ensure that the Board implements resolutions adopted at the AGMs and EGMs insofar as permitted by law; and
(c) preside over AGMs and EGMs.

2.3	The Chairman is expected to:		Expectations
	(i)	be a strategic thinker, a strong, yet team-oriented leader and a good communicator (both inside and outside of the Board);
	(ii)	have broad experience in banking and risk management and be financially literate;
	(iii)	have an excellent professional track record and an outstanding reputation; and
	(iv)	substantially commit all of his business time to the role and not take on other directorships or roles outside the UBS Group without the prior approval of the Board.

For the Vice Chairmen and the Senior Independent Director

3	Role profile and expectations

3.1

The Board appoints at least one Vice Chairman and a SID. If the Board appoints more than one Vice Chairman, one of them must be independent. The Vice Chairmen support the Chairman with his responsibilities and authorities.

Responsibilities and authorities

3.2	Each of the Vice Chairmen is required to:		Vice Chairmen
	(i)	lead the Board in the absence of the Chairman;
	(ii)	provide support and advice to the Chairman; and
	(iii)	undertake such specific additional duties or functions as the Board may entrust to him from time to time.

3.3	The SID is required to:		SID
	(i)	create an appropriate information flow and communication system among the independent Board members;
	(ii)	collect and relay any issues or concerns of independent Board members to the Chairman;
	(iii)	facilitate communication, where appropriate, between shareholders and independent Board members;
	(iv)	be available to shareholders if they wish to conduct discussions with an independent Board member;
	(v)	act as a point of contact for shareholders and stakeholders with concerns that have not been resolved so far or are not appropriately raised through the normal channels; and
	(vi)	handle communication on behalf of the independent Board members.

3.4	Either one of the Vice Chairmen and / or the SID is a member of the GNC.		GNC
	(i)	They are required to lead, together with the GNC, the Board in the ongoing monitoring and annual evaluation of the Chairman.
	(ii)	They ensure, in conjunction with the Chairman and the GNC, good corporate governance, balanced leadership and control within the UBS Group, the Board and the Committees.

3.5	In order to be able to fulfill the role of the Vice Chairman / SID, the respective Board member is expected to:		Specific role requirements for Vice Chairman / SID
	(i)	be seen as an individual to whom Board members and shareholders can raise concerns (SID);
	(ii)	display the same professionalism and behaviors expected of the Chairman (Vice Chairmen); and
(iii)

commit such time to the role as may be necessary for the proper discharge of his duties. An indication of the time expected for this purpose will be set out in each Vice Chairman’s or the SID’s letter of appointment.

For the Chairpersons of the Committees

4	Role profile and expectations

4.1

The Committee Chairpersons lead their Committees and, in this context, have similar responsibilities and authorities as the Chairman with regard to the leadership of the Board. Insofar as applicable, section 2.2 shall apply mutatis mutandis to the role of each Committee Chairperson with respect to his Committee.

Responsibilities and authorities

4.2

Each Committee Chairperson is expected to have good knowledge of the Committee’s relevant area of responsibility together with such other experience as the Board considers desirable in the context of that Committee’s work.

Relevant knowledge

4.3	Each Committee Chairperson must attend all AGMs and EGMs and, as appropriate, answer questions raised at such meetings on matters falling within his Committee’s responsibilities.	Attendance at AGMs and EGMs

4.4

Each Committee Chairperson must commit such time to the role as may be necessary for the proper discharge of his duties. An indication of the time expected for this purpose will be set out in each Committee Chairperson’s letter of appointment.

Time commitment

For certain Committee members

5	Audit Committee

5.1	The details of the responsibilities and authorities delegated to the AC are set out in Annex B and section 5 of Annex C to the ORs.	Responsibilities and authorities

5.2

The AC members, as a group, must have the necessary qualifications and skills to perform all of their duties and must, together, possess financial literacy and experience in banking and risk management. In particular the AC members are expected to:

Qualifications
(i)

commit such time to the role as may be necessary for the proper discharge of their duties. An indication of the time expected for this purpose will be set out in each of the AC members’ letter of appointment;

(ii)

have accounting or related financial management expertise (as such qualifications are determined by the Board) and at least one AC member must qualify as a “financial expert” in terms of the rules established pursuant to the US Sarbanes-Oxley Act of 2002; and

(iii) be able to read and understand financial statements and to monitor and assess the activity of the Group IA and the external auditors; all AC members must be financially literate.

5.3	Each AC member must be independent as set out in section 3.2 of the ORs and sections 2.3 and 2.4 of Annex C to the ORs.	Independence

6	Corporate Responsibility Committee

6.1	The details of the responsibilities and authorities delegated to the CRC are set out in Annex B and section 6 of Annex C to the ORs.	Responsibilities and authorities

6.2	The CRC members, as a group, must have the necessary qualifications and skills to perform all of their duties. In particular the CRC members are expected to:	Qualifications
(i)

commit such time to the role as may be necessary for the proper discharge of their duties. An indication of the time expected for this purpose will be set out in each of the CRC members’ letter of appointment; and

(ii) have good knowledge of corporate responsibility and relevant societal issues and such other experience as the Board considers desirable in order to enable the CRC to perform its duties.

6.3	The majority of the CRC members must be independent as set out in section 3.2 of the ORs and section 2.2 of Annex C to the ORs.	Independence

7	Governance and Nominating Committee

7.1	The details of the responsibilities and authorities delegated to the GNC are set out in Annex B and section 7 of Annex C to the ORs.	Responsibilities and authorities

7.2	The GNC members, as a group, must have the necessary qualifications and skills to perform all of their duties. In particular the GNC members are expected to:	Qualifications
(i)

commit such time to the role as may be necessary for the proper discharge of their duties. An indication of the time expected for this purpose will be set out in each of the GNC members’ letter of appointment; and

(ii)

have broad knowledge of relevant Swiss and international corporate governance standards and related issues and such other experience as the Board considers desirable to enable the GNC to perform its duties.

7.3	The majority of the GNC members must be independent as set out in section 3.2 of the ORs and section 2.2 of Annex C to the ORs.	Independence

For certain Committee members

8	Human Resources and Compensation Committee

8.1	The details of the responsibilities and authorities delegated to the HRCC are set out in Annex B and section 8 of Annex C to the ORs.	Responsibilities and authorities

8.2	The HRCC members, as a group, must have the necessary qualifications and skills to perform all of their duties. In particular the HRCC members are expected to:	Qualifications
(i)

commit such time to the role as may be necessary for the proper discharge of their duties. An indication of the time expected for this purpose will be set out in each of the HRCC members’ letter of appointment; and

(ii) have experience in compensation practices and in such other areas as the Board considers desirable to enable the HRCC to perform its duties.

8.3	Each HRCC member shall be independent as set out in section 3.2 of the ORs and section 2.2 of Annex C to the ORs.	Independence

9	Risk Committee

9.1	The details of the responsibilities and authorities delegated to the RC are set out in Annex B and section 9 of Annex C to the ORs.	Responsibilities and authorities

9.2	The RC members, as a group, must have the necessary qualifications and skills to perform all of their duties. In particular the RC members are expected to:	Qualifications
(i)

commit such time to the role as may be necessary for the proper discharge of their duties. An indication of the time expected for this purpose will be set out in each of the RC members’ letter of appointment;

(ii) have experience and knowledge about banking and finance-related risks and such other experience and knowledge as the Board considers desirable to enable the RC to perform its duties; and
(iii) be able to monitor and assess the activity of Group IA.

9.3	Each RC member shall be independent as set out in section 3.2 of the ORs and section 2.2 of Annex C to the ORs.	Independence

For the secretary of the Board of Directors

10	Role profile and expectations

10.1

The Company Secretary acts as the secretary to the Board and its Committees. The details of the responsibilities and authorities delegated to the Company Secretary are set out in section 12 of the ORs.

In general

10.2

The Company Secretary must have the qualifications and skills the Board considers necessary for him to perform his duties. The Company Secretary cannot have any other employment and works on a 100% basis.

Expectations

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date:   January 3, 2013